FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2004

30 March 2004

British Sky Broadcasting Group plc

(Name of Registrant)

Grant Way, Isleworth, Middlesex TW7 5QD England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]                  Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [   ]                  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC

Date: 30 March, 2004	By: /s/ Dave Gormley Dave Gormley Company Secretary

BRITISH SKY BROADCASTING GROUP PLC

SIX MONTH PERIOD ENDED 31 DECEMBER 2003

FORWARD LOOKING STATEMENTS

This Interim Report on Form 6-K contains forward looking statements. These forward looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions.

Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward looking statements.

We operate in a competitive environment, and a number of factors could affect our ability to achieve our goals, including, but not limited to, the effects of government regulation upon our activities; our ability to continue to obtain exclusive rights to movies, sports events and other programming content; the risks associated with our operation of digital television transmission in the UK and Ireland, as well as our US dollar/pound sterling and euro/pound sterling exchange rate exposure.

These risks and uncertainties are described in Item 2 “Operating and Financial Review and Prospects” and elsewhere in this Interim Report on Form 6-K. We caution you not to place undue reliance on these forward looking statements, which reflect our management’s view only as of the date of this Interim Report. The forward looking statements made in this Interim Report on Form 6-K relate only to events, of which we are aware, as of the date on which the statements are made.

ITEM 1: INTERIM FINANCIAL STATEMENTS (UK GAAP)

Consolidated Profit and Loss Account for the half year ended 31 December 2003

		Before			Before
		goodwill and	Goodwill and	2003/2004	goodwill	Goodwill	2002/2003
		exceptional	exceptional	Half year	and exceptional	and exceptional	Half year
		items	items	Total	items	items	Total as restated*
		£m	£m	£m	£m	£m	£m
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover: Group and share of joint ventures’ turnover		1,809	—	1,809	1,550	—	1,550
Less: share of joint ventures’ turnover		(43)	—	(43)	(39)	—	(39)
Group turnover	2	1,766	—	1,766	1,511	—	1,511

Operating expenses, net	3	(1,483)	(58)	(1,541)	(1,357)	(64)	(1,421)
Operating profit (loss)		283	(58)	225	154	(64)	90

Share of operating results of joint ventures		(5)	—	(5)	2	—	2
Profit on disposal of fixed asset investments	4,9	—	2	2	—	—	—
Amounts written back to fixed asset investments, net	4,9	—	24	24	—	(19)	(19)
Profit (loss) on ordinary activities before interest and taxation		278	(32)	246	156	(83)	73

Interest receivable and similar income		3	—	3	2	—	2
Interest payable and similar charges		(45)	—	(45)	(62)	—	(62)
Profit (loss) on ordinary activities before taxation		236	(32)	204	96	(83)	13

Tax (charge) credit on profit (loss) on ordinary activities	5	(74)	—	(74)	1	(2)	(1)
Profit (loss) on ordinary activities after taxation		162	(32)	130	97	(85)	12

Equity dividends	6			(53)			—
Retained profit	10			77			12

Earnings per share — basic	7			6.7p			0.6p
Earnings per share — diluted	7			6.7p			0.6p

*The half year results for 2002/03 have been restated following the adoption of UITF abstract 38 “Accounting for ESOP trusts”. There were no recognised gains or losses in either period other than those included within the profit and loss account, with the exception of a prior period adjustment in respect of the adoption of UITF abstract 38. The cumulative effect of this adjustment was a £12 million reduction to the brought forward profit and loss reserve at 1 July 2003.

All results relate to continuing activities. The accompanying notes are an integral part of this consolidated profit and loss account.

Consolidated Balance Sheet as at 31 December 2003

			30 June
		31 December	2003
		2003	as restated*
		£m	£m
	Notes	(unaudited)	(audited)
Fixed assets
Intangible assets	8	478	536
Tangible assets		346	346
Investments	9	37	74
		861	956

Current assets
Stocks		662	370
Debtors: Amounts falling due within one year
- deferred tax assets		50	31
- other		393	363
		443	394
Debtors: Amounts falling due after more than one year
- deferred tax assets		128	159
- other		61	64
		189	223
Cash at bank and in hand		318	47
		1,612	1,034

Creditors: Amounts falling due within one year
- other creditors		(1,399)	(967)

Net current assets		213	67

Total assets less current liabilities		1,074	1,023

Creditors: Amounts falling due after more than one year
- long-term borrowings		(1,077)	(1,152)
- other creditors		(24)	(20)
		(1,101)	(1,172)

Provisions for liabilities and charges		—	(3)
		(27)	(152)

Capital and reserves – equity
Called-up share capital	10	970	969
Share premium	10	1,428	2,536
Shares to be issued	10	—	3
ESOP reserve	10	(9)	(35)
Merger reserve	10	262	299
Special reserve	10	14	—
Profit and loss account	10	(2,692)	(3,924)
	10	(27)	(152)

*The balance sheet as at 30 June 2003 has been restated following the adoption of UITF abstract 38 “Accounting for ESOP trusts”.

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated Cash Flow Statement for the half year ended 31 December 2003

		2003/2004	2002/2003
		Half year	Half year
		£m	£m
	Notes	(unaudited)	(unaudited)
Net cash inflow from operating activities	11a	401	255
Dividends received from joint ventures		3	—
Returns on investments and servicing of finance
Interest received and similar income		3	2
Interest paid and similar charges on external financing		(51)	(68)
Net cash outflow from returns on investments and servicing of finance		(48)	(66)

Taxation
UK corporation tax paid		(21)	—
Consortium relief paid		(3)	—
Net cash outflow from taxation		(24)	—

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(65)	(44)
Receipts from sales of fixed asset investments		68	—
Net cash inflow (outflow) from capital expenditure and financial investment		3	(44)

Acquisitions and disposals
Funding to joint ventures		(2)	(5)
Repayments of funding from joint ventures		3	2
Net cash inflow (outflow) from acquisitions and disposals		1	(3)

Net cash inflow before management of liquid resources and financing		336	142

Management of liquid resources
Increase in short-term deposits		(175)	—

Financing
Proceeds from issue of ordinary shares		10	—
Capital element of finance lease payments	11b	—	(1)
Net decrease in total debt	11b	(75)	(140)
Net cash outflow from financing		(65)	(141)

Increase in cash	11b	96	1

Decrease in net debt	11b	346	142

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to Accounts

1	Basis of preparation

The interim accounts for the half year ended 31 December 2003 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2003, which were approved by the Directors on 11 August 2003, with the exception of the change in accounting policy following the adoption of UITF abstract 38 “Accounting for ESOP trusts”, for which the half year results for 2002/03 have been restated (see note 10(iv)). The interim accounts for the six months ended 31 December 2003 do not constitute statutory accounts and are unaudited.

The financial information for the 2002/2003 full year is extracted from the financial statements for that year, with the exception of the restatement arising from the change in accounting policy described above, which have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

The Consolidated Profit and Loss Account presentation includes the Group’s results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to asses the ongoing operating performance of the Group.

2	Turnover

The Group’s turnover, whilst deriving from one class of business, has been analysed as follows:

	2003/2004	2002/2003
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)
Direct-to-home subscribers	1,285	1,112
Cable and DTT subscribers	103	98
Advertising	147	133
Interactive	147	91
Other	84	77
	1,766	1,511

3	Operating expenses, net

				Before goodwill	Goodwill	2002/2003
	Before goodwill	Goodwill	2003/2004	and exceptional	and exceptional	Half year
	and exceptional	and exceptional	Half year	items	items	Total
	items	items	Total	as restated	as restated	as restated
	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Programming (i)	783	—	783	744	—	744
Transmission and related functions (i)	77	—	77	74	—	74
Marketing	215	—	215	216	—	216
Subscriber management	191	—	191	161	—	161
Administration	131	58	189	122	64	186
Betting	86	—	86	40	—	40
	1,483	58	1,541	1,357	64	1,421

(i) The amounts shown are net of £8 million (2002/2003: £7 million) receivable from the disposal of programming rights not acquired for use by the Group, and £13 million (2002/2003: £12 million) in respect of the provision to third party broadcasters of spare transponder capacity.

4	Exceptional items, net of tax

	2003/2004	2002/2003
	Half year	Half year
	credit	charge
	£m	£m
	(unaudited)	(unaudited)
Profit on disposal of fixed asset investments (i)	2	—
Amounts written back to (written off) fixed asset investments, net (ii)	24	(21)
Total exceptional items*	26	(21)

*Total exceptional items for the half year ended 31 December 2003 are net of a tax charge of nil (2002/2003: £2 million tax charge).

(i) Profit on disposal of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of £2 million (see note 9). The profit on disposal is a non-operating exceptional item as defined by FRS 3 “Reporting Financial Performance” and is therefore recorded as an exceptional item below operating profit.

(ii) Amounts written back to (written off) fixed asset investments, net

2003

The Group reduced its provision against its minority equity investments in football clubs by £33 million, following the disposal of its investment in Manchester United plc in October 2003 for £62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further £9 million. The reduction of £33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment as detailed above. The increase of £9 million in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

2002

At 31 December 2002, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £21 million. The provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5 million, and reduced both its investment and its provision against the investment in these companies accordingly. The reduction is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £3 million, bringing the carrying value of the Group’s investment in Open TV to nil. The provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

5	Tax on profit on ordinary activities

Analysis of charge (credit) in period:

	2003/2004	2002/2003
	Half year	Half year
	charge (credit)	charge (credit)
	£m	£m
	(unaudited)	(unaudited)
Current tax (i)
UK corporation tax	69	29
Adjustments in respect of prior periods	(8)	—
	61	29
Deferred tax (ii)
Origination and reversal of timing differences	8	(36)
Decrease in estimate of recoverable deferred tax asset in respect of prior periods	5	7
	13	(29)
Share of joint ventures’ tax charge	—	1
	74	1

(i) The current tax charge for the half year to 31 December 2003 includes an exceptional charge of nil (2002/2003: £2 million). The deferred tax charge for the half year to 31 December 2003 includes an exceptional charge of nil (2002/2003: nil).

(ii) At 31 December 2003, a deferred tax asset of £18 million (2002/2003: £134 million) principally arising from UK losses in the Group has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

6	Equity dividends

	2003/2004	2002/2003
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)
Equity dividends
- interim dividend of 2.75p (2002/2003: nil) per Ordinary Share outstanding	53	—

7	Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group’s Employee Share Ownership Plan (“ESOP”) trust during the period.

Diluted earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group’s ESOP trust during the period plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the period (see below).

The weighted average number of shares in the period was:

	2003/2004	2002/2003
	Half year	Half year
	Millions of	Millions of
	shares	shares
	(unaudited)	(unaudited)
Ordinary Shares	1,938	1,905
ESOP trust shares	(2)	(6)
Basic shares	1,936	1,899
Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	6	42
Diluted shares	1,942	1,941

8	Intangible assets

The movement in the period was as follows:

Goodwill
£m
(unaudited)
Net book value at 1 July 2003	536
Amortisation	(58)
Net book value at 31 December 2003	478

Goodwill of £272 million, £542 million and £5 million, arising on the acquisitions of Sports Internet Group (“SIG”), British Interactive Broadcasting (“BiB”) and WAPTV Limited respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of, and projections for, these businesses.

9	Fixed asset investments

		30 June
	31 December	2003
	2003	as restated
	£m	£m
	(unaudited)	(audited)
Investments in joint ventures	34	30
Other investments	3	44
Total investments	37	74

Other investments

2003

On 7 October 2003, the Group announced that it had sold its entire holding in Manchester United plc for £62 million, recognising a profit on disposal of £2 million following the release of a £33 million provision previously held against the investment, effective as at 30 September 2003.

The Group has increased its provision against its remaining minority equity investments in football clubs by a further £9 million.

2002

At 31 December 2002, the Group made a further provision against its minority equity investments in football clubs leading to a non-cash exceptional charge of £21 million.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5 million, and reduced both its investment and provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £3 million. This reduced the carrying value of the Group’s investment in Open TV to nil.

10	Reconciliation of movement in shareholders’ deficit

								Total equity
	Share	Share	Shares to	Merger	Special	ESOP	Profit and loss	shareholders’
	capital (i)	premium (ii) (iii)	be issued (ii)	reserve	reserve (iii)	reserve (iv)	account	deficit
	£m	£m	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
At 1 July 2003 – as restated	969	2,536	3	299	—	(35)	(3,924)	(152)
Issue of share capital	1	12	(3)	—	—	—	—	10
ESOP shares utilised	—	—	—	—	—	26	12	38
Profit for the financial period	—	—	—	—	—	—	77	77
Share premium reduction	—	(1,120)	—	—	14	—	1,106	—
Transfer from merger reserve	—	—	—	(37)	—	—	37	—
At 31 December 2003	970	1,428	—	262	14	(9)	(2,692)	(27)

(i) During the period the Company issued shares with a market value of £14 million (2002/2003: £1 million) in respect of the exercise of options awarded under various share option schemes, with £10 million (2002/2003: nil) received from employees.

(ii) On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

(iii) On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit. The Company’s balance sheet and profit and loss account are not presented within this interim statement.

(iv) At 31 December 2003, the Group’s ESOP held 1,280,337 Ordinary Shares in the Company at an average value of £6.72 per share. The 4,176,675 shares utilised during the period relate to the exercise of Long Term Incentive Plan (“LTIP”) and Key Contributor Plan (“KCP”) awards. As a result of the adoption of UITF abstract 38, the Group’s ESOP shares, which were previously held within investments, are now presented as a deduction from shareholders’ funds. In addition the brought forward profit and loss reserve at 1 July 2003 was reduced by £12 million. The impact of adopting UITF abstract 38 was accordingly to reduce net assets at 1 July 2003 by £47 million, and to reduce profit for the 6 months to 31 December 2002 by £4 million.

11	Notes to consolidated cash flow statement

a) Reconciliation of operating profit to operating cash flows

		2002/2003
	2003/2004	Half year
	Half year	as restated
	£m	£m
	(unaudited)	(unaudited)
Operating profit	225	90
Depreciation	58	44
Amortisation of goodwill and other intangible assets	58	64
Loss on disposal of fixed assets	1	—
Decrease in working capital	62	57
Provisions utilised, net	(3)	—
Net cash inflow from operating activities	401	255

b) Analysis of changes in net debt

	At 1 July		At 31 December
	2003	Cash flow	2003
	£m	£m	£m
	(audited)	(unaudited)	(unaudited)
Overnight deposits	33	68	101
Other cash	14	28	42
	47	96	143

Short-term deposits	—	175	175
Cash at bank and in hand	47	271	318

Debt due after more than one year	(1,144)	75	(1,069)
Finance leases	(8)	—	(8)
Total debt	(1,152)	75	(1,077)

Total net debt	(1,105)	346	(759)

12	Regulatory update

European Commission Investigation — Football Association Premier League Limited

The European Commission has undertaken investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited (“FAPL”). On 21 June 2002, British Sky Broadcasting Limited (“BSkyB Limited”) and the FAPL notified BSkyB Limited’s current agreements for the broadcast of FAPL football matches to the European Commission seeking either a clearance or an exemption from Article 81 of the European Treaty. The FAPL has also notified the rules of the FAPL to the European Commission. On 20 December 2002, the European Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint selling of broadcast rights to Premier League football. Since June 2003, the Group has received several requests for information from the European Commission concerning the bidding process undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004-2007. In August and October 2003, the FAPL announced that the Group has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football and two “near live” packages of UK rights to FAPL football (both on a delayed basis), four of the five packages of live rights in Ireland and two “near live” packages of rights in Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season. On 16 December 2003 the European Commission announced that an agreement in principle had been reached with the FAPL regarding the joint selling of the media rights to Premier League matches and that an agreement in principle had been reached with BSkyB Limited regarding its recent acquisition of TV rights to those matches. Under the agreement in principle with BSkyB Limited, BSkyB Limited has agreed to offer to sublicense a set of up to eight Premier League matches each season to another broadcaster. The European Commission has consulted third parties on the terms of the agreement in principle with BSkyB Limited prior to the European Commission closing its investigations. BSkyB Limited is currently in discussions with the European Commission in relation to the outcome of such consultation.

European Commission Investigation — Movie Contracts

The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group and its financial results.

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, for the six months ended 31 December 2003 (“the period”) contained within Item 1. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Item 4 provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business, and provides a reconciliation from UK GAAP to US GAAP.

OVERVIEW AND RECENT DEVELOPMENTS

During the period, we have continued to consolidate our position as a leading pay TV service, operating principally in the UK and Ireland. This period has seen growth in revenues, operating profit, profit after tax, and earnings per share. This has largely been a result of continued growth in the DTH subscriber base combined with continued control of the rate of increase in programming and other operational costs. The cash flows associated with growth in revenues and profitability have enabled us to reduce net debt by £346 million in the period to £759 million. We have also announced the resumption of ordinary dividend payments, which will commence with an interim dividend payment of £53 million (2.75 pence per share) on 23 April 2004 in respect of the period ended 31 December 2003.

At 31 December 2003, the total number of DTH digital satellite subscribers in the UK and Ireland was 7,208,000, representing a net increase of 363,000 in the period. We remain on track to achieve our short-term target of 8,000,000 DTH digital satellite subscribers by the end of calendar year 2005. At the end of the period, 55% of all Sky DTH digital satellite subscribers subscribed to the Sky World package, our top tier package.

The total number of households (including DTH, cable and free-to-air households) in the UK and Ireland receiving one or more Sky Channels increased to over 13,145,000. This represents over 50% of UK and Ireland television homes, driven by further growth in the number of DTH subscribers and an increase in the number of households receiving free-to-air digital terrestrial television services.

DTH churn for the period to date (annualised) was 9.4%, the same level as in the six months ended 31 December 2002 (“prior period”).

The number of Sky+ subscribers has more than doubled since the launch of the Sky+ marketing campaign in October 2003, reaching 250,000 by 31 December 2003. 75% of new subscribers in the current period to Sky+ subscribed to the Sky World package. At 31 December 2003, there were 237,000 subscribers to the Extra Digibox, an increase of 103% on the prior period.

During the period, we have continued to develop our news and entertainment programming. We announced in December 2003 that Sky One had acquired exclusive UK broadcasting rights to the third season of drama series ‘24’, and in January 2004, the US drama series ‘Nip/Tuck’ premiered on Sky One. Both Sky One and Sky One Mix continue to deliver strong audiences among 16-34 year-olds.

In August and October 2003, the FAPL announced that the Group has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football and two “near live” packages of UK rights to FAPL football (both on a delayed basis), four of the five packages of live rights in Ireland and two “near live” packages of rights in Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season. On 16 December 2003 the European Commission announced that an agreement in principle had been reached with the FAPL regarding the joint selling of the media rights to Premier League matches and that an agreement in principle had been reached with BSkyB Limited regarding its recent acquisition of TV rights to those matches. Under the agreement in principle with BSkyB Limited, BSkyB Limited has agreed to offer to sublicense a set of up to eight Premier League matches each season to another broadcaster. The European Commission has consulted third parties on the terms of the agreement in principle with BSkyB Limited prior to the European Commission closing its investigations. BSkyB Limited is currently in discussions with the European Commission in relation to the outcome of such consultation.

In December 2003, Sky Sports started a three-year contract to broadcast one of Rugby Union’s European competitions, the Heineken Cup, for which we have exclusive rights to televise the associated matches live. Sky Sports has continued to broadcast exclusively England’s international cricket tours. We also attracted strong audiences for our coverage of UEFA Champions’ League Football, which began in the period, with an average of approximately 1.8 million in-home viewers recorded.

As a result of two rating upgrades in the quarter, the Group’s debt has moved to investment grade. On 8 December 2003 Standard & Poor’s increased the Group’s credit rating to BBB- and on 9 December 2003 Moody’s Investor Service increased the Group’s credit rating to Baa3 with the outlook on both ratings ‘stable’.

On 3 November 2003, James Murdoch was appointed as Chief Executive Officer of the Company, replacing Tony Ball, effective 4 November 2003. Tony Ball also resigned as a director of the Company with effect from 4 November 2003.

Lord Rothschild was appointed a Director, Non-Executive Deputy Chairman and Senior Independent Director of the Company with effect from 17 November 2003.

It was announced on 4 February 2004 that Martin Stewart, Chief Financial Officer (“CFO”), would be leaving the Company. He will continue in his post until 4 August 2004, unless a new CFO is appointed before that date.

The Board has established a new ad hoc Committee of the Board to consider corporate governance rules, guidelines and codes. The committee is chaired by Lord Wilson of Dinton, the other members being Lord Rothschild and Arthur Siskind. Furthermore, the Board intends to appoint a new independent non-executive Director and is in the process of compiling a shortlist and considering candidates for that position.

Following a decision of the Board during the period, Gail Rebuck has been appointed to the role of overseeing the Group’s Corporate Responsibility activities.

OPERATING RESULTS

Revenues

Our principal revenues are generated from DTH subscribers, cable subscribers, the sale of advertising on our wholly-owned channels, and the provision of interactive services.

Our DTH subscription revenues are a function of the number of subscribers, the mix of services taken and the rates charged. Revenues from the provision of pay-per-view services, which include Sky Box Office, are included within DTH or cable subscriber revenues as appropriate.

Our cable subscription revenues (also referred to as wholesale revenues), which are revenues derived from the supply of Sky Channels to cable platforms, are a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay TV programming to cable operators in the UK for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

Our advertising revenues are a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on a Sky Channel, together with the quality of impacts delivered, and overall advertising market conditions.

Interactive revenues include income from betting, online advertising, e-mail, e-commerce, telephony income from the use of interactive services (e.g. voting), text services, and set-top box subsidy recovery earned through conditional access and access control charges made to customers on the Sky digital platform.

Other revenues principally comprise revenues from the installation of digital satellite reception equipment (net of any discount given), Sky+ and Extra Digibox sale revenues, Sky Talk revenues, conditional access fees, service call revenues, warranty revenues, sales commissions and customer management service fees.

Operating expenses

Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management, administration and betting costs.

Programming represents our largest single component of costs. Programming costs include payments for: (i) licenses of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH viewers.

Under our Pay TV agreements with the US major movie studios, we generally pay a US dollar denominated license fee per movie calculated on a per movie subscriber basis, subject to a minimum guarantee, which was exceeded some time ago. We currently manage this US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange agreements for up to 18 months ahead (see “Liquidity and Capital Resources”). Offering multiplexed versions of our movie channels on the digital DTH platform and on digital cable incurs no additional rights fees.

Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay no such fee at all. Under a number of our distribution agreements we guarantee payment against percentages of the total number of subscribers to our basic packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.

Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual rental cost of the satellite transponders which we use. The most significant components of transmission and related costs are transponder rental costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities.

Marketing costs include commissions payable to retailers and other agents for the sale of subscriptions; promotional and related advertising costs; and the costs of our own direct marketing to our DTH customers. In addition, marketing costs include the cost of providing free or subsidised digital satellite equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer. A significant part of marketing expenditure is subject to the discretion of management. All costs of subscriber satellite reception equipment are expensed directly to the profit and loss account on installation of the equipment. Other subscriber acquisition costs are also expensed as they are incurred. It remains our current intention to continue the practice of providing free digital satellite equipment without a requirement to subscribe to one of our services, and subsidising installation to new subscribers. Marketing costs, as a percentage of revenues, continue to fall, allowing us to absorb such costs more readily from operating cash flow. We therefore anticipate that there will be no significant adverse effect on the liquidity of the Group arising from the continuation of this practice.

Subscriber management costs include customer relationship management (“CRM”) costs, supply chain costs, and associated depreciation. CRM costs are those associated with managing the existing subscriber base, including subscriber handling and DTH subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as Sky+ and Extra Digiboxes, including smart card costs. CRM costs and supply chain costs are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite equipment and the installation cost to us in excess of the amount actually received from the customer for such installation, as these costs are included within marketing costs.

Administration costs include channel management, facilities and other operational overhead and central costs. Amortisation of goodwill arising on the acquisitions of BiB and Sports Internet Group is included within administrative costs. The goodwill arising on these acquisitions is being amortised over seven years from the dates of acquisition, on a straight-line basis.

Betting costs mainly comprise the cost of payouts for winning bets placed through our wholly-owned bookmaker, Hestview Limited, which operates telephone and interactive betting services under the brand name “SkyBet”.

SIX MONTHS ENDED 31 DECEMBER 2003 COMPARED TO SIX MONTHS ENDED 31 DECEMBER 2002

Total revenue for the period was £1,766 million, an increase of 17% over the prior period. Total operating costs before goodwill and exceptional items increased by 9% to £1,483 million, generating an operating profit margin before goodwill and exceptional items of 16%, up from 10% in the prior period. Total operating costs after goodwill and exceptional items increased by 8% to £1,541 million. Goodwill and exceptional items are discussed separately below.

Total UK and Ireland subscribers (DTH and cable) to Sky’s channels increased by 557,000 from 10,513,000 at 31 December 2002 to 11,070,000 at 31 December 2003. DTH subscribers increased from 6,562,000 at 31 December 2002 to 7,208,000 at 31 December 2003.

Revenues

The Group’s revenues can be analysed as follows:

	Revenues
	2003		2002
	£m	%	£m	%
DTH subscribers	1,285	73	1,112	74
Cable subscribers	103	6	98	6
Advertising	147	8	133	9
Interactive	147	8	91	6
Other	84	5	77	5

	1,766	100	1,511	100

DTH subscriber revenues

DTH subscription revenue is our largest single source of revenues and increased to £1,285 million in the period compared to £1,112 million in the prior period. The improvement of 16% in the period was largely driven by an 11% increase in the average number of DTH subscribers, in addition to a 4% increase in average DTH subscription revenue per subscriber, from £336 at 31 December 2002 to £349 at 31 December 2003.

The total number of UK and Ireland DTH subscribers increased by 363,000 in the period. DTH churn for the period (annualised) was 9.4%, the same level as in the prior period.

The increase in average DTH subscription revenue per subscriber primarily reflected the change in our UK retail prices which was effective from 1 January 2003, along with increased subscription revenues from products such as Sky+ and the Extra Digibox.

Cable subscriber revenues

Cable subscription revenues, increased by 5% to £103 million in the period as compared to £98 million in the prior period. This increase was mainly due to a one-off receipt of revenue in the first quarter, resulting from an audit of ntl’s reporting systems. Excluding this one-off receipt, wholesale revenue was broadly in line with the prior period.

At 31 December 2003, there were 3,862,000 (2002: 3,951,000) UK and Ireland cable subscribers to our programming.

In the period, we charged UK cable operators between £10.35 and £19.10 (2002: £9.97 and £18.35) per subscriber for Sky Premium Channels, dependent upon the number of Sky Premium Channels to which the cable customer subscribed. In addition, the percentage of cable subscribers who subscribed to Sky Premium Channels is far lower than that for DTH subscribers. As a result, on average, cable subscribers (including Irish cable operators’ subscribers) accounted for 36% of total subscribers (2002: 39%), although cable subscription revenues accounted for only 8% (2002: 8%) of total subscription revenues.

Telewest and ntl, which represent in excess of 99% of the UK broadcast cable industry (measured by reference to total cable subscribers), accounted for 99% of our cable subscriber revenues in the period (2002: 99%).

Advertising revenues

Advertising revenues increased by 11% to £147 million in the current period from £133 million in the prior period. This increase reflects growth in total UK advertising revenue of approximately 1%, growth in Sky’s share of commercial impacts of approximately 9%, growth in agency commissions earned on the sale of advertising on behalf of those channels that have appointed Sky Sales to represent their airtime sales during the period, and growth of airtime sales in Ireland.

Our share of television advertising revenues has increased in recent years as viewing levels to our channels have increased (in part due to the growth in subscribers to our channels) and as we have added other third party channels to our sales portfolio. Our share for the period was 11% (2002: 10%). The other main determinant of advertising revenue levels is overall television advertising revenue growth.

Interactive revenues

Total interactive revenues, including both Sky Active and gross betting revenues, increased to £147 million in the current period from £91 million in the prior period.

Sky Active revenues continued to grow in the period and increased by 17% on the prior period from £48 million to £56 million. This increase was principally driven by retail services, third party betting and gaming partnerships, increased usage of Gamestar games and revenues from the online portal. Third party betting and gaming partnership revenues and online portal revenues have increased as a result of the increase in the number of gaming partners on the platform and the launch of a subscription broadband service coupled with increasing advertising income from our sports and entertainment websites. These increases were slightly offset by reductions in fixed revenues as new deals move towards a variable fee income structure.

Gross betting revenue increased by 112% on the prior period from £43 million to £91 million, driven mainly by growth in the total number of bets placed across all platforms, which more than doubled on the prior period, and by a first time contribution from SkyBetVegas.com, our online casino, and Sky Bet Vegas, a fixed-odds interactive gaming channel, both of which launched in March 2004.

Other revenues

Other revenues increased by 9% from £77 million in the prior period to £84 million in the current period, primarily due to the sale of a greater volume of Sky+ boxes and increased Sky+ installation revenues.

Operating expenses, net

The Group’s operating expenses can be analysed as follows:

	Operating expenses, net
	2003		2002
	£m	%	£m	%
Programming	783	51	744	53
Transmission and related functions	77	5	74	5
Marketing	215	14	216	15
Subscriber management	191	12	161	11
Administration	189	12	186	13
Betting	86	6	40	3

	1,541	100	1,421	100

Programming

Programming costs, which represent the largest single element of our cost structure, constituted 51% of operating expenses in the period (2002: 53%). These costs increased by 5% to £783 million in the period from £744 million in the prior period. Programming costs are stated net of amounts receivable from the disposal to third parties of programming rights not acquired for use by the Group of £8 million (2002: £7 million).

Sky Sports channels’ programming costs increased by 9% to £340 million in the current period from £313 million in the prior period. This increase was primarily due to the additions of both UEFA Champions’ League Football from the 2003/04 season to the 2005/06 season and Rugby Union’s Heineken Cup from the 2003/04 season to the 2005/06 season.

Sky Movies channels’ programming costs increased to £202 million in the current period from £201 million in the prior period, mainly due to an increase in the number of movie channel subscribers and contractual rate increases in movie costs. This was offset by a favourable movement in the average rate at which the Group was able to purchase dollars against the average rolling hedge rate achieved in the prior period.

Our costs in relation to the distribution agreements for the Sky Distributed Channels increased by 2% to £176 million in the period from £173 million in the prior period. This increase is primarily due to the growth in subscriber numbers. This increase was partly offset by savings generated by a further reduction in the aggregate cost per subscriber due to the commencement during the period of revised agreements with MTV, Paramount Comedy, Nickelodeon and Music Choice Europe.

Entertainment programming costs increased by 18% to £47 million in the current period from £40 million in the prior period and news programming costs increased by 13% to £18 million in the current period from £16 million in the prior period, principally due to ongoing investment in Sky’s own programming.

Transmission and related functions

Transmission and related functions costs (net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £13 million in the current period (2002: £12 million)) increased to £77 million in the current period from £74 million in the prior period. This is due to increased digital terrestrial television transmission costs and higher studio costs.

Marketing

Marketing costs decreased by £1 million to £215 million in the current period from £216 million in the prior period mainly due to a reduction in the number of installations and lower unit prices for the set-top box. The continued free digital satellite equipment offer to new customers resulted in subscriber acquisition costs in the current period of £108 million (2002: £120 million) related to the cost of the digital satellite equipment provided. The marketing campaign for Sky+, which was launched in October 2003, contributed £3 million in above-the-line expenditure and £7 million in other marketing costs.

Subscriber management

Subscriber management costs increased by 19% to £191 million in the current period from £161 million in the prior period. CRM costs, which exclude depreciation, increased by £3 million reflecting the costs associated with the rapidly growing subscriber base offset by continued efficiencies achieved in the call centres. These savings have led to a further reduction in the CRM cost per subscriber which has fallen by 6% on the prior period. Supply chain costs increased by 18% to £86 million in the current period from £73 million in the prior period, as a result of the significant increase in the number of Sky+ and Extra Digiboxes sold. Depreciation in respect of CRM assets developed and capitalised over the past three years increased by £14 million in the period, which also contributed to the increase in subscriber management costs.

Administration

Administration costs, including goodwill amortisation and exceptional items, increased by 2% to £189 million in the current period from £186 million in the prior period. This is primarily a result of increased technology and facilities costs and costs resulting from increased compliance obligations. This was partly offset by the decrease in goodwill amortisation from £64 million to £58 million.

Goodwill amortisation and impairment within operating profit decreased by £6 million to £58 million in the current period from £64 million in the prior period. This decrease is explained below in the Goodwill section.

Betting

Betting costs increased to £86 million from £40 million in the prior period directly as a result of the growth in betting revenues, driven mainly by growth in the total number of bets placed across all platforms, which more than doubled on the prior period, and by a first time contribution from SkyBetVegas.com and Sky Bet Vegas.

Operating profit, gross margin and operating margin

Gross margin (calculated as total revenues less programming costs) for the current period was 56%, an increase from 51% in the prior period. This was the result of a 17% increase in total revenues, principally due to the 16% increase in DTH subscriber revenues. In contrast, programming costs increased by only 5% due to the savings in movies programming costs driven by the weakness of the US dollar in recent periods, and by savings generated by the renewal, on improved terms, of contracts for certain Sky Distributed Channels.

Operating profit after goodwill amortisation and exceptional items increased by £135 million to £225 million in the current period from £90 million in the prior period. This increase was driven by the increase in revenues, which was primarily due to the increase in DTH subscription and interactive revenues, and partly offset by the increase in operating expenses, primarily due to the increase in programming costs, subscriber management costs and betting costs.

Operating margin (calculated as total revenues less all operating expenses before goodwill amortisation and exceptional items) for the current period was 16%, up from 10% in the prior period, largely as a result of gross margin expansion, and stability in marketing costs.

Goodwill

Goodwill amortisation of £58 million in the current period (2002: £64 million), which is included in administration costs, above operating profit, mainly comprises the amortisation of goodwill for the £272 million and £542 million of goodwill arising, on the acquisitions of Sports Internet Group and BiB respectively, over seven years from the date of acquisition on a straight-line basis. The reduction in amortisation of £6 million was mainly due to the provision of £5 million against goodwill which originally arose on the acquisition of Opta Index Limited (“Opta”), which is a subsidiary of Sports Internet Group that provides statistics on sporting events, in December 2002. This provision was made as a result of our announcement in December 2002 that we would close Opta and the carrying value of this goodwill was reduced to nil. In September 2003, we reached an agreement to sell certain assets and lease other assets of Opta for nominal consideration.

Non-operating exceptional items (except taxation)

2003

Profit on disposal of fixed asset investments

The sale of our 9.9% shareholding in Manchester United plc on 7 October 2003 gave rise to an exceptional profit on disposal of £2 million in the period.

Amounts written off fixed asset investments

In accordance with the accounting treatment required by UK GAAP, the £33 million provision held against our investment in Manchester United plc was released during the period following the sale of our shareholding as described above. In the period, we made a further provision against our minority equity investments in football clubs, leading to a non-cash exceptional charge of £9 million. The provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

2002

Amounts written off fixed asset investments

At 31 December 2002, we made a further provision against our minority equity investments in football clubs, leading to a non-cash exceptional charge of £21 million. This provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

At 31 December 2002, we reduced our deferred revenue balance by £5 million relating to minority investments in new media companies, and reduced both our investment and provision against our investment by £5 million accordingly. This was a result of the new media companies no longer requiring the services for which the deferred balance was being held.

At 31 December 2002, we made a provision against our investment in Open TV, leading to a non-cash exceptional charge of £3 million due to a permanent diminution in value of this investment. This brought the carrying value of our investment in Open TV to nil. Between 12 February 2003 and 24 March 2003 we disposed of our entire investment in Open TV shares.

Joint ventures

Our share of the operating results from joint ventures decreased from a £2 million net profit in the prior period to a £5 million net loss in the current period. This was mainly due to the loss incurred by Attheraces following the impairment identified during the review of the carrying value of its balance sheet at 31 December 2003. This was partly offset by profits generated by other joint ventures including Nickelodeon and National Geographic Channel. We continue to invest in programming joint ventures through our wholly-owned subsidiary, Sky Ventures Limited.

On 1 March 2004, we disposed of our 20% shareholding in QVC (UK) for cash consideration of approximately £49 million. The sale has resulted in a profit on disposal of approximately £49 million which will be recorded as an exceptional non-operating item in the second half of fiscal 2004.

Net interest payable

Interest payable and similar charges, net of interest receivable and similar income, decreased by 30% to £42 million in the current period from £60 million in the prior period. This was primarily a result of a reduction in average gross debt from £1,580 million for the prior period to £1,137 million for the period. Additionally, interest receivable increased primarily due to higher levels of cash on deposit. Our average cash balance for the current period was £158 million compared to £118 million for the prior period.

Taxation

The total net tax charge recorded for the period was £74 million, principally comprising a current period tax charge of £69 million and a deferred tax charge of £8 million. These charges were offset by a net adjustment in respect of prior years’ tax payable of a £3 million credit. Excluding the effect of goodwill, joint ventures and exceptional items, this results in an underlying effective tax rate on ordinary activities of 30%.

After removing the effect of deferred tax, the Group’s share of joint ventures’ tax (which includes consortium relief) and prior period adjustments, the mainstream corporation tax liability for the period was £66 million. This has been reduced by £44 million, which is the maximum utilisation of advance corporation tax (“ACT”) allowable, to £22 million. The remaining £10 million of ACT on the Group’s balance sheet is expected to be fully utilised against the Group’s tax liability for the second half of this financial year.

The total net tax charge for the prior period was £1 million, principally comprising a current period tax charge of £29 million and a deferred tax credit of £36 million, primarily as a result of the Group moving into profitability (based on an effective rate of 31%). This net tax credit was offset by an adjustment to deferred tax of a £7 million charge in respect of prior years’ tax payable.

Profit after taxation

Profit after taxation for the period was £130 million compared with £12 million in the prior period, mainly as a result of an increase in operating profit of £135 million, a non-operating exceptional credit of £26 million relating to fixed asset investments (2002: charges of £19 million) and a decrease in net interest payable of £18 million. This was partly offset by the tax charge in the current period which increased to £74 million (2002: £1 million).

Equity dividends

In February 2004, the Directors resolved to pay to shareholders an interim dividend of £53 million (2.75 pence per share) in respect of the period ended 31 December 2003 (2002: nil).

Earnings per share

Basic and diluted earnings per share increased by 6.1p to 6.7p in the period from earnings per share of 0.6p in the prior period, due to the movement in profit after taxation described above.

31 DECEMBER 2003 BALANCE SHEET COMPARED TO 30 JUNE 2003 BALANCE SHEET

Intangible assets decreased by £58 million, from £536 million at 30 June 2003 to £478 million at 31 December 2003, due to the amortisation of goodwill. Intangible assets mainly comprise the goodwill that arose on the acquisitions of BiB and Sports Internet Group.

The tangible fixed assets balance remained constant at £346 million, as £58 million of net additions in the period, including £27 million relating to investment in Customer Relationship Management systems, was offset by depreciation of £58 million.

Fixed asset investments decreased by £37 million, mainly due to the disposal of our shareholding in Manchester United plc on 7 October 2003 (net book value £60 million after write-back of provision of £33 million), the disposal of our shareholding in Chelsea Village plc on 22 July 2003 (net book value £6 million), and a further provision of £9 million against our remaining football club investments. Investments in joint ventures increased by £4 million following net profits attributed and additional funding, offset partly by net losses attributed and net repayments from joint ventures.

Net current assets increased by £146 million due to an increase in acquired programme stock of £288 million, principally due to the timing of payments for sports rights, and an increase in cash holdings of £271 million. This was offset by an increase in programming creditors of £286 million mainly due to the phasing of rights payments to the FAPL and the interim dividend creditor of £53 million and other movements resulting in a further net decrease of £74 million.

Creditors falling due after more than one year decreased by £71 million primarily due to repayments made on the £600 million revolving credit facility (“RCF”) during the period.

Equity shareholders’ deficit

Total equity shareholders’ deficit decreased from a deficit of £152 million at 30 June 2003 to a deficit of £27 million at 31 December 2003. This was due to a profit after tax in the current period of £130 million less an interim dividend of £53 million. Shareholders’ deficit also decreased by £10 million relating to the exercise of share options, and a decrease of £26 million relating to the utilisation of shares from the ESOP trust to satisfy the exercise of KCP and LTIP options, and an associated credit to reserves of £12 million relating to the release of the accrual for these options, since the cost of the ESOP trust shares used to satisfy the exercise of these options was lower than the amount we were required to accrue.

Reserves

On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million (the amount of the Company’s profit and loss account deficit at 30 June 2003), as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit. The Company’s balance sheet and profit and loss account are not presented within this interim statement.

FOREIGN EXCHANGE

For details of the impact of foreign currency fluctuations on our results of operations, see Item 3 — “Currency exchange rates”.

CONTINGENT LIABILITIES

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, and National Geographic Channel UK. The Directors do not expect any material loss to arise from the above contingent liabilities.

SEASONALITY

New subscriptions to our channels have tended to be highest in the second quarter of our financial year, the pre-Christmas period. As a result of this, marketing costs tend to be highest in the second quarter of each fiscal year. There is no assurance that these trends will continue in the future.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s principal sources of liquidity are operating cash flow, combined with access to an aggregate £800 million (30 June 2003: £800 million) in RCFs, reducing to £600 million from 29 June 2004. Long-term funding comes primarily from US dollar and sterling-denominated public bond debt. Further details of our funding and treasury policies, and the manner in which they are controlled, are provided in Item 3.

The Group has a £600 million RCF with a maturity date of March 2008. On this facility, interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate (“LIBOR”), dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement). Until June 2004, the margin is fixed at 1.125% and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

The Group also has a £200 million RCF with a maturity date of June 2004. On this facility, interest accrues at between 0.500% and 1.750% (presently 0.9%) per annum above LIBOR dependent on the Group’s credit rating.

Each of the Group’s RCFs contains certain financial covenants which are tested at the end of each six-monthly accounting period.

For the £200 million RCF the key financial covenants are the ratio of annualised EBITDA to net interest payable; and the ratio of total consolidated senior debt to annualised EBITDA. Exact computation of these amounts is governed by the terms of the loan agreement. The ratio of total consolidated senior debt to annualised EBITDA is also tested on draw-down or rollover of drawn amounts. The Group was required to maintain these ratios up until January 2004 as follows:

•	annualised EBITDA to net interest payable must be at least 3.5:1; and

•	total consolidated senior debt to annualised EBITDA must be no more than 3.5:1.

From January 2004, the Group must maintain these ratios as follows:

•	annualised EBITDA to net interest payable must be at least 3.5:1; and

•	total consolidated senior debt to annualised EBITDA must be no more than 3.0:1.

The loan agreement provides for the exclusion from these financial ratio calculations of specified subscriber acquisition costs. The costs excluded are capped at an agreed maximum for each six monthly accounting period until the maturity of the loan agreement in June 2004. EBITDA is calculated as operating profit before depreciation and amortisation of goodwill and intangible assets.

At 31 December 2003, the ratio of annualised EBITDA to net interest payable was 9.8:1 and the ratio of total consolidated senior net debt to annualised EBITDA was 1.4:1.

For the £600 million facility, the key financial covenants are the ratio of EBITDA to net interest payable; and the ratio of net debt (as defined in the loan agreement) to EBITDA. Both ratios are tested at the end of each six monthly accounting period, not on draw-down or rollover dates as for the £200 million facility. Until June 2004, the ratios benefit from the same exclusion of specified subscriber acquisition costs as described above for the £200 million RCF. EBITDA in this instance is calculated in the same way as described above for the £200 million facility, but on a last twelve months basis rather than on an annualised basis. The Group must currently maintain these ratios as follows:

•	EBITDA to net interest payable must be at least 3.5:1; and

•	net debt to EBITDA must be no more than 3.5:1.

At 31 December 2003, the ratio of EBITDA to net interest payable was 8.1:1 and the ratio of net debt to EBITDA was 1.1:1.

For the £200 million RCF only, a change of control provision is included in the list of potential events of default, the effect of which is that the facility may become due and payable in the event that (except for News Corporation and Vivendi Universal SA (which acquired Pathé, a founding shareholder of the Company) or any member of their respective groups) any person or nominee of such person, together with any “connected person” or “persons acting in concert” (if any) (each as defined under applicable English law or regulation) becomes a holder of more than 30% in aggregate of the voting rights of the Company.

At 31 December 2003, the Group also had in issue the following publicly-traded guaranteed notes:

US$650 million of 8.2% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002, March 2003 and July 2003, the Company amended the terms relating to £63.5 million of these swap arrangements, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time to revert to floating six months LIBOR plus a margin of 2.84%, except that should LIBOR be less than 2.75% for the period January to July 2004, 2.89% for the period July 2004 to January 2005, or 2.99% thereafter, the effective rate shall be deemed to be 7.653%. In order to increase its exposure to floating rates, in August 2003, the Company entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Company will pay floating six months LIBOR plus a margin of 2.8175% on a further £63.5 million of its swapped debt, except that should LIBOR be less than 2.75% for the period January to July 2004, or less than 2.99% thereafter, the Company shall revert back to 7.653%.

£100 million of 7.75% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually. In March 2004, the Group entered into an interest rate swap arrangement in respect of £50 million of this debt, whereby the previously fixed rate of 7.75% was swapped to a floating rate of LIBOR plus a margin of 2.05% from July 2004 to July 2005. On 9 July 2005, and every 9 July thereafter, the counterparty has the right, but not the obligation, to cancel this swap, returning the Group to its previous fixed rate of 7.75%.

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.20%, payable semi-annually. In July 2003, the Company entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that from July 2003 until February 2009, the Company will pay floating six months LIBOR plus a margin of 3.49% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Company entered into a further interest rate hedging arrangement in respect of a further £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.95% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable will be 7.95% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.5%. Thereafter, the rate reverts to a fixed 8.18%.

US$300 million of 7.300% Guaranteed Notes repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until 15 April 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on 16 January 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.13% from 15 April 2002, payable semi-annually for the remainder of the life of the Notes.

Both the bank facilities and the publicly-traded guaranteed notes have been guaranteed by British Sky Broadcasting Limited and Sky Subscribers Services Limited.

As at 31 December 2003 no amounts were drawn down on the £600 million RCF (30 June 2003: £75 million) and no amounts were drawn down on the £200 million RCF (30 June 2003: nil).

We believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund, for the twelve months from 31 December 2003, our current operations, our approved capital expenditure requirements and any dividends proposed.

Our liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors such as infringement of intellectual property and proprietary rights, increased competition, failure to obtain required regulatory approvals, loss of wholesale revenues and failure of technology. See Item 3 within our 2003 Annual Report filed on Form 20-F for further details.

Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the statutes. There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £53 million announced in February 2004, relating to the period ended 31 December 2003, was resolved to be paid out of profits available for distribution generated from external cash receipts.

Contractual obligations and commercial commitments

A summary of our contractual obligations and commercial commitments at 31 December 2003 is shown below:

		Less	Payments due by period
		than			After
	Total	1 year	1-3 years	4-5 years	5 years
	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations:
— Television programme rights	2,515	778	1,212	422	103
— Set-top boxes and related equipment	37	37	—	—	—
— Third party payments	41	18	19	4	—
— Other	30	17	10	3	—
Long-term debt	1,069	—	189	—	880
Operating lease obligations	545	98	188	144	115
Capital lease obligations	8	—	1	1	6
Capital expenditure	10	10	—	—	—
Total cash obligations	4,255	958	1,619	574	1,104

Purchase obligations — Television programme rights

At 31 December 2003, we had minimum TV programming commitments of £2,515 million (30 June 2003: £1,618 million), of which £717 million (30 June 2003: £692 million) related to commitments payable in US dollars for periods up to twelve years (30 June 2003: ten years), £93 million related to commitments payable in Swiss francs for periods up to three years (30 June 2003: £136 million for periods up to three years) and £6 million related to commitments payable in Euros for periods up to three years (30 June 2003: nil). An additional £297 million of commitments (30 June 2003: £213 million) would also be payable in US dollars, assuming that movie subscriber numbers remained unchanged from current levels.

At 31 December 2003, the US dollar commitments have been translated at the period end spot rate of US $1.7842: £1 (30 June 2003: US $1.6497: £1), the Swiss franc commitments have been translated at the period end spot rate of CHF 2.2143: £1 (30 June 2003: CHF 2.2288: £1), and the Euro commitments have been translated at the period end spot rate of €1.4197: £1, except for US $478 million (30 June 2003: US $566 million) covered by forward rate contracts or other hedging instruments where the average forward or hedged rate of US $ 1.5575: £1 (30 June 2003: US$1.4925: £1) has been used, and CHF 6 million (30 June 2003: CHF 99 million) covered by forward rate contracts or other hedging instruments where the average forward or hedged rate of CHF 2.0591: £1 (30 June 2003: CHF 2.1068:£1) has been used.

Of the total increase in our minimum TV programming commitments of £897 million compared to 30 June 2003, £1,176 million is due to the agreement of new contracts with the FAPL in respect of UK broadcast, UK near-live, internet and Republic of Ireland rights for the 2004/05 season to the 2006/07 season. This was partly offset by a decreased average period remaining on our commitments for other sports channels’ and movie channels’ programming, including a £196 million decrease relating to the FA Premier League rights for the 2003/04 season.

Purchase obligations — Set-top boxes and related equipment

At 31 December 2003, we had made commitments to manufacturers, in relation to the supply of set-top boxes, up to a maximum of £37 million (30 June 2003: £106 million). The decrease compared to the prior year end is mainly due to the timing of the agreements, which are negotiated annually for a twelve month period, as well as a reduction in the price charged per box by manufacturers.

Purchase obligations — Third party payments

At 31 December 2003, we had minimum third party payment commitments in respect of distribution agreements for the Sky Distributed Channels of approximately £41 million (30 June 2003: £46 million). An additional £908 million (30 June 2003: £799 million) of commitments would also be payable for periods up to five years (30 June 2003: six years), assuming that DTH subscribers remained unchanged from current levels.

Long-term debt

Further information concerning long-term debt is given above in “Liquidity and Capital Resources”.

Operating lease obligations

We lease certain land and buildings on short-term and long-term leases. The rents payable under these leases are subject to renegotiations at various intervals specified in the leases. In addition, we have agreements for the use of transponders on the Astra and Eurobird satellites.

Capital lease obligations

Obligations under capital leases represent amounts drawn in connection with the Customer Relationship Management Centre in Dunfermline, Scotland. The Customer Relationship Management Centre leases and the IT assets leases bear interest at a rate of 8.5% and expire in September 2020.

Cash flows

During the period, there was an operating cash inflow of £401 million, compared with an operating cash inflow of £255 million in the prior period. This represented the conversion of 142% of operating profit before goodwill amortisation and exceptional items to cash inflow, compared with 166% in the prior period, and an operating cash flow margin (based on operating cash inflow) of 23% (2002: 17%).

The operating cash inflow was driven primarily by improved operating results and a positive working capital movement of £62 million. The movement in working capital during the period was principally the result of an increase in sports programming creditors mainly due to the phasing of rights payments to the FAPL, an increase in VAT payable (mainly due to increased subscriber numbers), and an increase in accruals (mainly due to increased promotional expenditure). This was partially offset by increased sports programme stock due to the timing of rights payments, an increase in trade debtors due to increased subscribers, and an increase in programming prepayments.

During the current period, our capital expenditure was £65 million, compared with £44 million in the prior period. A significant part of this expenditure related to investment in upgrades to customer-facing technology based in Scotland. We continue to invest in computer systems and building refurbishment as the Isleworth site near London continues to expand. In addition, we are also investing in our up-linking facilities at our Chilworth site.

Receipts from the disposal of fixed asset investments of £68 million comprised proceeds from the sale of our shareholding in Manchester United plc of £62 million and proceeds from the sale of our shareholding in Chelsea Village plc of £6 million.

After net interest payments of £48 million, corporation tax paid of £21 million, proceeds from issue of shares of £10 million and other net inflows of £1 million, net debt decreased by £346 million to £759 million.

At 31 December 2003, our net debt was £759 million compared to net debt of £1,386 million at 31 December 2002 and net debt of £1,105 million at 30 June 2003. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realisable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,077 million at 31 December 2003 compared to £1,437 million at 31 December 2002 and £1,152 million at 30 June 2003. At 31 December 2003, cash and liquid resources were £318 million compared to £51 million at 31 December 2002 and £47 million at 30 June 2003.

Major non-cash transactions

On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit.

During fiscal 2001, we acquired 67.5% of BiB, 47.6% on 9 May 2001, and 19.9% on 28 June 2001, increasing our interest to 100% (2000: 32.5%). The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39.7 million new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.1 million. On 11 November 2002, we issued 43.2 million shares to HSBC, Matsushita and BT in respect of this deferred consideration.

OFF-BALANCE SHEET ARRANGEMENTS

At 31 December 2003, the Company did not have any undisclosed off-balance sheet arrangements that required disclosure as defined by Securities and Exchange Commission Release No. 33-8182.

TREND INFORMATION

The significant trends which have a material effect on our financial performance are outlined below and are reflected within our operating results for the current period.

We achieved our target of 7,000,000 DTH subscribers in September 2003, and we currently expect that the trend of digital DTH subscriber growth will continue consistent with achieving our target of 8,000,000 DTH subscribers by the end of calendar year 2005. The current emphasis remains on acquiring and retaining high value subscribers, retention being of greater importance now that 82% of all DTH subscribers are no longer within their initial minimum 12 month contract period. Although the rate at which DTH subscribers take Sky Premium Channels (calculated as the ratio of the total number of Sky Premium Channels subscribed to (other than Sky Sports Xtra) compared to the total number of subscribers) is currently expected to decline marginally in the future, average DTH subscription revenue per subscriber has continued to grow in the period.

During the period ended 31 December 2003, the number of cable subscribers receiving Sky Channels in the UK and Ireland decreased by 9,000 to 3,862,000. We expect the rate at which cable subscribers take Sky Premium Channels will continue to decline in the future in the absence of any new Sky Premium Channel agreements with ntl and Telewest. We currently have agreements with ntl and Telewest for the supply of certain Sky Basic Channels until 2006.

We anticipate that for the remainder of calendar year 2004, UK television advertising revenue will show year on year growth. We expect that our share of total revenue will increase year on year as we benefit from a greater number of subscribers leading to growth in Sky’s commercial impacts, although this is likely to be partly offset by a fall in the share of viewing of Sky Channels as the total number of channels available to multi-channel viewers increases. This should enable us to attract a greater proportion of total UK television advertising expenditure and should have a positive impact on advertising revenues.

Interactive revenues are expected to grow in the next few years as the range of interactive services available on the digital satellite platform develops. The core growth areas are expected to be interactive betting via television (including the Sky Vegas Live channel, which was launched in March 2004), games, interactive programming and interactive advertising.

We will continue to seek to reduce the per subscriber cost of sports and movies programming and the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. We expect that programming costs will increase at a slower rate than our subscriber revenues.

Included within marketing costs are the costs of providing free digital satellite equipment and the installation cost in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free digital satellite equipment and subsidising installation to new subscribers. However, we expect marketing costs as a percentage of revenues to continue to fall.

We expect that the increase in subscriber management costs will continue in fiscal 2004 due to a greater proportion of Sky+ installations, which carry higher hardware costs than the standard installations, partly offset by a reduction in the cost of standard set-top boxes. We expect that CRM costs per subscriber will be slightly lower in fiscal 2004 compared to fiscal 2003. In fiscal 2005, these costs are expected to increase due to the incremental costs of migrating to a new CRM system. Thereafter however, we expect that these costs per subscriber will begin to decline as the benefits of the new system are realised.

We expect transmission and related functions costs to increase in the current and future fiscal years due to investment in the uplink site at Chilworth and increased staff costs.

RESEARCH AND DEVELOPMENT

The Group did not incur significant research and development expenditure in the current or prior period.

US GAAP RECONCILIATION

Net profit after tax under UK GAAP in the period was £130 million (2002: £12 million). Under US GAAP net profit after tax was £186 million (2002: £72 million).

The principal differences between US GAAP and UK GAAP, as they relate to the Group, arise from the methods of accounting for goodwill, employee stock-based compensation, derivatives, fixed asset investments, deferred taxation and proposed equity dividends.

For a further explanation of the differences between US GAAP and UK GAAP, see Item 4.

CRITICAL ACCOUNTING POLICIES

The application of UK GAAP often requires our judgment when we formulate our accounting policies and when presenting a true and fair view of our financial position and results in our consolidated financial statements. Often, judgment is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognised. A summary of our significant accounting policies is discussed in our 2003 Annual Report filed on Form 20-F included in the accompanying notes to the consolidated financial statements, and our critical accounting policies are discussed below.

We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under UK GAAP.

We consider that our accounting policies in respect of the following are critical:

Goodwill

Where the cost of acquisition exceeds the fair value attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on our balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by Financial Reporting Standard No. 10, “Goodwill and Intangible Assets” (“FRS 10”), this goodwill has not been restated on our balance sheet. As at 31 December 2003, the total value of goodwill written off directly to reserves was £524 million (30 June 2003: £524 million) principally relating to the merger of Sky Television and British Satellite Broadcasting in 1990.

Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. All goodwill currently held on our balance sheet is being amortised over seven years, with the exception of the goodwill arising on the acquisition of our 50% share in Artsworld Limited, which is being amortised over two years. Impairment reviews are carried out to ensure that goodwill is not carried at above the recoverable amounts. Any amortisation or impairment write-down is charged to our profit and loss account.

At 31 December 2003, the carrying value of goodwill amounted to £478 million (30 June 2003: £536 million) and represented 19% (30 June 2003: 26%) of our total assets. As a result, the choice of amortisation period is critical to our results. Applying the lives referred to in the previous paragraph has resulted in this period’s charge for amortisation amounting to £58 million (2002: £59 million).

Goodwill impairment reviews are also an area requiring our judgment, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We completed two significant acquisitions in fiscal 2001. These were the acquisitions of the 67.5% of BiB not previously owned by us and 100% of Sports Internet Group. In accordance with Financial Reporting Standard No. 11, “Impairment of Fixed Assets and Goodwill”, impairment reviews were performed on the carrying values of BiB and Sports Internet Group goodwill balances at the end of the first full financial year after acquisition, as at 30 June 2002. These reviews showed that no impairment was identified in either case. Consistent with our strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the next five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of, and projections for, these businesses. The forecasts and projections used for the Sports Internet Group’s impairment reviews are dependent, at least in part, on the anticipated liberalisation of the United Kingdom’s gambling laws in accordance with the stated policy of the current UK Government and in particular upon the legalisation of onshore remote gambling. Parts of a draft Gambling Bill providing for such liberalisation have been published and are currently subject to scrutiny by a joint parliamentary committee. We understand that the Government’s preferred timetable for the Bill would see it becoming law in mid-2005, however, there can be no guarantee that it will be passed in the current form, within that timetable or at all.

The treatment of goodwill under US GAAP differs significantly from that under UK GAAP (see Item 4 for further details).

Revenues and bad debt provisions

The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay per view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are provided to cable companies and is based on the number of subscribers taking Sky Channels as reported to us by the cable companies and the applicable rate card. The overriding principle followed is to recognise revenues in line with the provision of service, and accordingly, this leaves little scope for subjectivity. In the period, subscription revenues from DTH subscribers and cable companies comprised 79% of total turnover (2002: 80%).

Management judgment is required in evaluating customer debts to determine if they will be ultimately collected. This evaluation requires estimates to be made, and a provision is made for those amounts which we determine are unlikely to be recovered. Currently, our provision is partly based upon the historical trends in the percentage of total subscriber debts which are not recovered. As DTH subscriber revenues are billed in advance, bad debts are a relatively low percentage of sales. Additionally, more detailed reviews are carried out in respect of more significant balances, which include cable subscriber revenues, whereby specific provisions are made where these are deemed to be appropriate.

The remaining 21% of turnover (2002: 20%) is comprised of advertising, interactive and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered. Betting revenues, which are included in interactive revenues, represent amounts receivable in respect of bets placed on events which occur in the year.

Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”, and costs from all other betting are shown within “operating expenses, net”. Our treatment under US GAAP of costs from betting, aside from internet casino betting, differs from that under UK GAAP (see Item 4 for further details).

In prior periods, there have been differences between UK GAAP and US GAAP with respect to revenue recognition for installation fees, set-top boxes and related equipment revenues received by us (net of any discount given) when a set-top box was installed and a subscriber was connected to the Sky digital service. Under UK GAAP, these revenues are recognised on the successful completion of the installation of the set-top box, together with any associated costs such as set-top box costs, smartcard costs and installer costs. The treatment of installation fees under US GAAP has changed in the current period due to the implementation of EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), see Item 4 for further details.

Tangible fixed assets

Tangible fixed assets represent 14% of our total assets (30 June 2003: 17%). Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Our depreciation policy in respect of tangible fixed assets is disclosed in Note 1 to the consolidated financial statements in our 2003 Annual Report on Form 20-F. We estimate the useful life of these assets based on their periods of expected use and this estimation is judgmental. We review the period of expected use on a regular basis. Tangible fixed asset impairment reviews are also an area requiring our judgment as to whether the carrying value of our tangible fixed assets can be supported by the net present value of future cash flows derived from the tangible fixed asset using cash flow projections, and discounting using an appropriate rate. We perform impairment reviews if events or circumstances indicate that the carrying value of tangible fixed assets may not be recoverable. There have been no material impairments in the current period.

FRS 15 “Tangible fixed assets” (FRS 15) specifies criteria for the recognition of tangible fixed assets, including a detailed definition of costs that are capitalised in relation to self-constructed assets. As at 31 December 2003, £129 million (30 June 2003: £121 million) of costs associated with our Customer Relationship Management project were capitalised on the balance sheet, some of which relate to assets which continue to be under construction. If these costs had not been capitalised, they would have been expensed immediately. Capitalised costs include technology hardware and software assets, site preparation and development costs, and associated consultancy expenditures. The majority of capitalised costs are associated with the Customer Relationship Management systems (approximately 90%). These costs are being depreciated over approximately three years for software and approximately four years for hardware. The only difference between UK GAAP and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see Item 4 for further details).

Amortisation of programme stock

A significant proportion of programming costs relates to the amortisation of television programme rights. Programming costs constituted 51% of operating expenses in the period (2002: 53%). Our investments in television programme rights are amortised over the planned number of showings according to the type of programme right, with the exception of movie rights and certain sports rights, which are discussed below. The amortisation methods used are based on programme genre, for example, general entertainment programmes, and have been based on the repeatability and value to us of showing the programme. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the programme to the cost of the programme rights. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights, although where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Our own in-house movie productions are amortised in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortisation of each contract is based on anticipated revenue. Provisions are made for any programme rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the Group’s treatment of amortisation of programme stock between UK GAAP and US GAAP.

Deferred tax

We recognise deferred tax assets and liabilities in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Deferred tax liabilities existing at the balance sheet date are provided for in full at expected future tax rates. Deferred tax assets are recognised when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

We regularly review our deferred tax assets for recoverability and the expected reversals of existing timing differences. If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, we could be required either to write-down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or reverse the existing provision against the deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.

Included within the total deferred tax assets recognised at 31 December 2003 is £139 million (30 June 2003: £146 million) relating to carried forward tax losses. Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of the reorganisation of certain assets within the Group, the Directors consider that at 31 December 2003, there was sufficient evidence to support the recognition of these deferred tax assets on the basis that it was more likely than not that there would be suitable taxable profits against which these assets could be utilised.

Included within the total deferred tax recognised at 31 December 2003, is £27 million (30 June 2003: £28 million) of accelerated capital allowances (“ACAs”) and £12 million (30 June 2003: £16 million) of short-term timing differences (“STTDs”), which relate to accruals for share based remuneration, interest capitalised and provisions in respect of capitalised transponder prepayments. Following a review of the ACAs and the STTDs, the Directors consider that at 31 December 2003 there was sufficient evidence to support the recognition of these deferred tax assets on the basis that it was more likely than not that there would be suitable taxable profits against which these assets could be utilised and that the ACAs and STTDs are expected to fully reverse.

The treatment of deferred tax under US GAAP differs from that under UK GAAP (see Item 4 for further details).

Exceptional items

Operating exceptional items are those that, in management’s judgment, are items that arise from events or transactions that fall within the ordinary activities of the Group but which individually or, if of a similar type, in aggregate, need to be disclosed separately because of their size or incidence if the financial statements are to properly reflect the results for the period. These items are included in the line of the profit and loss account to which they relate, but are disclosed in a separate column to provide the reader with a better understanding of the ongoing performance of the business.

The determination of which items should be separately disclosed as operating exceptional items requires a degree of judgment based on the materiality and nature of the items.

Exceptional items which must be described as non-operating exceptional items are defined by UK GAAP, although management judgment is required in determining whether any such items are material enough in aggregate or individually to warrant separate disclosure. These items are included below operating profit in the profit and loss account, within the same separate column as the operating exceptional items for clarity.

The treatment of exceptional items under US GAAP differs from that under UK GAAP (see Item 4 for further details).

ADOPTION OF NEW ACCOUNTING STANDARDS

During the period, the following UK GAAP accounting standard came into force and was adopted by us:

UITF abstract 38 – Accounting for ESOP trusts

This abstract addresses the presentation of ESOP shares in the balance sheet and the calculation of the expense for the issue of share options. On adoption of UITF abstract 38 in the period, prior period results were restated accordingly. See Note 10 within Item 1 for further details.

No new UK GAAP accounting standards were issued during fiscal 2003.

Details of new US GAAP accounting standards issued during the period are given in Item 4.

ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

Our treasury function provides us with a centralised service for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counter-party risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Audit Committee, which receives regular updates of treasury activity. A further quarterly review of Treasury activities and controls is carried out by the Treasury Committee, which is comprised of members of the Group’s management. Derivative instruments are transacted for risk management purposes only, and the internal control environment is reviewed periodically by our internal audit function. The following discussions address market risk only and do not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.

Our principal market risks are changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage these exposures. We use interest rate swaps to hedge interest rate risks, forward foreign exchange agreements to hedge transactional currency exposures and cross currency swaps to hedge exposures on long-term foreign currency debt.

It is our policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. The amount of cash that can be placed with any one institution is restricted to ensure counter-party risks are minimised, and regular and frequent reporting to management is required for all transactions and exposures.

As of 1 July 2003, we have formulated our policies for hedging with regard to US GAAP requirements on hedge accounting, and therefore, the majority of our existing derivative arrangements did qualify for hedge accounting under US GAAP during the current period; see Item 4 for further details.

Interest rate management

We have financial exposures to both sterling and US dollar interest rates, arising primarily from our bank borrowings and long-term bonds. We manage our exposures by borrowing at fixed and variable rates of interest and by using interest rate swaps and cross currency swaps to manage exposure to interest rate fluctuations. Under our interest rate swaps, we agree with counter-parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional amount of our sterling borrowings. Under our cross currency swaps, we agree with counter-parties to exchange, at specified intervals, fixed or variable amounts of sterling for fixed amounts of US dollars, thereby fixing the sterling cost of servicing our US dollar-denominated bonds. Our debt exposure is entirely denominated in sterling after cross currency swaps are taken into account. At 31 December 2003, the analysis of aggregate net borrowings in its core currencies was US dollar 91% and sterling 9% (31 December 2002: US dollar 68% and sterling 32%). The decrease in the sterling percentage of aggregate net borrowings is due to the decrease to nil in the amount drawn down on the Group’s RCFs as detailed below.

At 31 December 2003, 77% of our borrowings were at fixed rates after taking account of interest rate swaps (31 December 2002: 96%). The reduction in the proportion of borrowings at fixed rates is the result of certain new interest rate swap agreements designed to achieve a more appropriate balance of fixed and floating rate debt. The fair value of both interest rate and cross currency swaps held as of 31 December 2003 was approximately £76 million against the Group’s favour compared to £38 million in the Group’s favour at 31 December 2002. This change is primarily due to adverse movements in foreign exchange rates.

At 31 December 2003, no amounts were drawn down on the Group’s RCFs (31 December 2002: £360 million). All of the drawings at 31 December 2002 were made under the July 1999 £750 million facility, discussed in more detail in our 2003 Annual Report filed on Form 20-F (Item 18) in the Consolidated Financial Statements in Note 20. Under this facility, interest accrued at rates between 0.5% and 1.4% per annum above LIBOR dependent upon credit rating. The July 1999 £750 million facility was voluntarily cancelled in March 2003. Under the terms of the March 2003 £600 million facility (replacing the July 1999 £750 million facility), the interest payable is not dependent upon the Group’s credit rating. Interest accrues at rates between 0.6% and 1.125% per annum above LIBOR, depending upon our Net Debt: EBITDA leverage ratio (as defined in the loan agreement). Until June 2004, the rate is fixed at 1.125% and shall not fall below 0.7% per annum above LIBOR prior to March 2006.

At 31 December 2003, based upon the total amount of debt outstanding under the Group’s RCF, our annual interest charge would be unaffected by any change to the Group’s credit rating in either direction. At 31 December 2002, based upon the total amount of debt outstanding under the Group’s RCF, our annual interest charge would have increased by approximately £1 million (40 basis points) if the Group’s credit rating with either Moody’s Investors Services or Standard and Poor’s Ratings Services had been downgraded by one credit rating category below a long-term debt rating of Ba1/BB+, which was the Group’s credit rating at 31 December 2002. If the Group’s credit rating had been upgraded by one credit rating category, the annual interest charge would have been reduced by approximately £1 million (30 basis points).

To ensure continuity of funding, our policy is to ensure that available funding matures over a period of years. At 31 December 2003, 47% of our available funding was due to mature in more than five years (31 December 2002: 42%).

At 31 December 2003, the Group had outstanding interest rate and cross currency swap agreements with notional principal amounts totalling £1,274 million compared to £1,459 million at 31 December 2002. This movement is primarily due to a parallel reduction in the Group’s borrowings.

Currency exchange rates

Our revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the six months ended 31 December 2003, 14% of operating costs (£210 million) were denominated in US dollars (2002: 16% (£216 million)). These costs relate mainly to our long-term programming contracts with US movie licensors.

We currently manage our US dollar/pound sterling exchange risk exposure by entering into forward foreign exchange agreements for up to 18 months ahead, which substantially hedge our future foreign exchange liabilities in that period. It is our policy that foreign exchange transactions are limited to fixed price instruments.

Our primary euro exposure arises as a result of revenues generated from our subscribers in Ireland, being approximately 3% of total revenue in the six months ended 31 December 2003 (2002: 3%). These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals and payments in relation to the pay TV rights acquired during the period to certain Spanish football (La Liga) matches from the 2003/04 season to the end of the 2005/06 season. During the period, surplus euros were exchanged for Swiss francs under forward foreign exchange contracts to meet the Swiss franc exposure described below. In the six months ended 31 December 2003, euro 12 million (2002: euro 39 million) has been exchanged into pounds sterling at spot rates.

During the year ended 30 June 2003, we acquired the pay TV rights to certain UEFA Champions League Football matches from the 2003/04 season to the end of the 2005/06 season. Payments in respect of these rights will be made pursuant to the contract in Swiss francs, which means that we are exposed to the Swiss franc/pounds sterling exchange rate. In line with our policy of limiting foreign exchange transactions to fixed price instruments, we have entered into forward foreign exchange agreements for up to 18 months ahead, whereby we exchange euros for Swiss francs as noted above.

All US dollar-denominated forward foreign exchange agreements and similar financial instruments entered into by us are in respect of firm commitments. It is our policy to hedge substantially all of dollar-denominated expenses for a period of up to 18 months forward. At 31 December 2003, we had entered into forward contracts for a total value of US$840 million (31 December 2002: US$910 million), with a maturity of up to 18 months, to cover commitments for the supply of programming. These contracts, which are individually for less than US$13 million (31 December 2002: US$13 million), are with a variety of counter-parties.

Some £224 million of these forward contracts are to hedge liabilities in respect of available programming and hence, these liabilities are recorded on the balance sheet at the hedged rate under UK GAAP (31 December 2002: £245 million). The remainder is to hedge future payments for programmes yet to become available and is therefore disclosed within commitments rather than being recorded within liabilities.

Since it is our policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs, using fixed price instruments only, the impact on the Group’s annual profit of a 10% movement in sterling against all currencies in which the Group has significant transactions is not considered to be significant for the forthcoming period, which is consistent with the position at the prior period end.

The accounting policies in respect of market risk sensitive instruments under UK GAAP are disclosed within Item 18 of our 2003 Annual Report filed on Form 20-F in the Consolidated Financial Statements in Notes 1, 21 and 25. The accounting policies in respect of market risk sensitive instruments under UK GAAP vary in certain significant respects from US GAAP as disclosed in Item 4.

The disclosure on market risk included within Item 11 of our 2003 Annual Report filed on Form 20-F and within this document was changed to sensitivity analysis disclosures from the tabular presentation included within Item 11 of our 2002 Annual Report filed on Form 20-F and the prior period half-year results filed on Form 6-K. This was done as management believes this presentation provides greater clarity on market risk to users of these documents.

ITEM 4: SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(i)	Differences giving rise to accounting adjustments

The Group’s accounts are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP.

In the opinion of management, the interim accounts reflect all adjustments that are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The interim accounts should be read in conjunction with the audited annual accounts as of 30 June 2003. The results for the six months ended 31 December 2003, are not necessarily indicative of the results that may be expected for the year ending 30 June 2004.

The following is a summary of the significant adjustments to operating profit, net income, shareholders’ funds (deficit) and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP. A convenience translation of pounds sterling amounts to US dollar amounts for the period ended 31 December 2003, at a rate of £1:$1.7842, (the noon buying rate on 31 December 2003 provided by the Federal Reserve Bank of New York) is presented solely for the convenience of the reader. No representation is made that the pounds sterling amounts shown could have been, or could be, converted into US dollars at that or any other rate.

	Convenience	Six months to 31 December
	Translation		2002
	2003	2003	as restated*
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Operating Profit:
Operating profit under UK GAAP	402	225	90
Adjustments:
Goodwill — subsidiary (1)	103	58	64
Employee stock-based compensation (2)	(2)	(1)	7
Derivative accounting (3)	(5)	(3)	13
Capitalised interest (4)	(4)	(2)	(1)
Fixed asset investments (7)	52	29	(19)

Operating profit under US GAAP	546	306	154

Net Income:
Profit on ordinary activities after taxation under UK GAAP	232	130	12
Adjustments:
Goodwill — subsidiary (1)	103	58	64
Employee stock-based compensation (2)	(2)	(1)	7
Derivative accounting (3)	(5)	(3)	13
Fixed assets investments (7)	5	3	—
Deferred taxation on US GAAP adjustments (5)	(4)	(2)	(3)
Other deferred taxation (1) (5)	—	—	(21)

Net income before cumulative effect of a change in accounting principle	329	185	72
Cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21 (8)	2	1	—

Net income under US GAAP	331	186	72

Basic earnings per share under US GAAP (before cumulative effect of accounting change) (6)	17.0c	9.5p	3.8p
Basic earnings per share under US GAAP (after cumulative effect of accounting change) (6)	17.1c	9.6p	3.8p
Diluted earnings per share under US GAAP (before cumulative effect of accounting change) (6)	17.0c	9.5p	3.8p
Diluted earnings per share under US GAAP (after cumulative effect of accounting change) (6)	17.1c	9.6p	3.8p

* The results under UK GAAP for the six months ended 31 December 2002 have been restated following the adoption of UITF abstract 38 “Accounting for ESOP trusts”. See Note 10 within Item 1 for further details. The US GAAP reconciling item for employee stock-based compensation has been adjusted accordingly. Operating profit and net income under US GAAP were not affected by the adoption of this new accounting policy.

			As at
	Convenience		30 June
	translation	As at	2003
	2003	31 December 2003	as restated*
	$m	£m	£m
	(unaudited)	(unaudited)	(audited)
Shareholders’ funds (deficit):
Capital and reserves under UK GAAP	(48)	(27)	(152)
Adjustments:
Goodwill – subsidiary (1)	989	554	496
Goodwill – joint venture (1)	46	26	26
Employee stock-based compensation (2)	54	30	59
Derivative accounting (3)	(38)	(21)	11
Capitalised interest (4)	12	7	7
Deferred taxation (5)	4	2	(5)
Fixed asset investments (7)	4	2	8
Installation, set-top boxes and related equipment revenues (8)	—	—	(2)
Dividends (9)	95	53	—

Shareholders’ funds under US GAAP	1,118	626	448

Total assets:
Under UK GAAP	4,412	2,473	1,990
Adjustments:
Goodwill – subsidiary (1)	989	554	496
Goodwill – joint venture (1)	46	26	26
Derivative accounting (3)	(11)	(6)	71
Capitalised interest (4)	12	7	7
Deferred taxation (5)	4	2	(5)
Fixed asset investments (7)	4	2	8
Installation, set-top boxes and related equipment costs (8)	—	—	217

Under US GAAP	5,456	3,058	2,810

Total liabilities:
Under UK GAAP	(4,460)	(2,500)	(2,142)
Adjustments:
Employee stock-based compensation (2)	54	30	59
Derivative accounting (3)	(27)	(15)	(60)
Installation, set-top boxes and related equipment revenues (8)	—	—	(219)
Dividends (9)	95	53	—

Under US GAAP	(4,338)	(2,432)	(2,362)

* The balance sheet under UK GAAP as at 30 June 2003 has been restated following the adoption of UITF abstract 38 “Accounting for ESOP trusts”. See Note 10 within Item 1 for further details. The US GAAP reconciling item for employee stock-based compensation has been adjusted and the reconciling item for the ESOP trust has been removed accordingly. Shareholders’ funds, total assets and total liabilities under US GAAP were not affected by the adoption of this new accounting policy.

Notes

(1)	Goodwill

Under UK GAAP, prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. From 1 July 1998, FRS 10 required future goodwill to be capitalised, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11, are carried out to ensure that goodwill is not carried at above the recoverable amount. Any amortisation or impairment write-downs are charged to the profit and loss account.

Under US GAAP, prior to 1 July 2002, goodwill arising on acquisitions was recognised in the balance sheet and amortised by charges against income over its useful life, which was not to exceed 40 years. The Group considered various factors in determining its amortisation period, including competitive, legal, regulatory and other factors. As was required by APB Opinion No. 17 “Intangible Assets”, the Group limited its amortisation period to the specified maximum life of 40 years. Goodwill was accounted for at amortised cost, less provision for impairment. Whenever events or changes in circumstances indicated that current net book value may not be recoverable, the net book value was compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows were less than net book value, a provision for impairment was recorded to write down the net book value of the goodwill to the fair value by reference to discounted net future cash flows.

Under US GAAP, following the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), from 1 July 2002, the accounting for goodwill has changed. SFAS No. 142 bases the accounting for goodwill on reporting units, which are operating segments, as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million. Goodwill was then tested for impairment using a two-step process that began with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. SFAS No. 142 does provide that, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

The annual impairment testing for fiscal 2004 will be completed later in this fiscal year. The latest annual impairment testing was completed in the second half of fiscal 2003. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired.

Under SFAS No. 142, equity method goodwill is no longer amortised. Equity method investments, however, continue to be reviewed for impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires that a loss in value of an investment which is other than a temporary decline, be recognised. In the current period, no such loss has been recognised.

Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price prior to and subsequent to the date of agreement and announcement of the acquisition.

Under UK GAAP, provisions for impairment may be written back. Under US GAAP, the restoration of a previously recognised impairment loss is prohibited.

Subsidiaries

Sky Television Limited

The goodwill of £492 million arising on the acquisition of Sky Television Limited (“Sky”) on 3 November 1990 (reduced by £20 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33 million from 1 July 1993, for the SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) treatment of acquisition adjustments) was being amortised under US GAAP on a straight-line basis over 40 years, from 4 November 1990. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Sky was eliminated against reserves.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP, based on the fair value of the Group’s shares on 9 May 2001, for the acquisition of the 47.6% interest and 28 June 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million, based on the fair value of the Group’s shares on 17 July 2000 for the acquisition of the 47.6% interest and 14 May 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the goodwill is being amortised on a straight-line basis over 7 years from the dates of acquisition. Under US GAAP, no amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142.

During the prior period, the Group recognised, under both UK and US GAAP, a deferred tax asset of £37 million in respect of BiB tax losses carried forward. Under UK GAAP, this resulted in a reduction of £37 million in the prior period tax charge. Under US GAAP, the tax benefits of BiB’s tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce goodwill relating to the acquisition. During the second half of fiscal 2003, following a reorganisation of the utilisation of tax losses within the Group, £13 million of these total losses were transferred to another Group company. This transfer of losses did not affect the treatment of the losses that were not recognised at the acquisition date.

Sports Internet Group Limited

The goodwill of £272 million arising on the acquisition of Sports Internet Group plc (now Sports Internet Group Limited (“SIG”)) on 12 July 2000 was being amortised under UK and US GAAP on a straight-line basis over 7 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142.

Under UK and US GAAP, in fiscal 2001 a £10 million provision for the disposal of Surrey Sports (a bookmaker wholly owned by SIG) was taken. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP, this reversal was prohibited.

Opta Index Limited

At 31 December 2002, we made a provision of £5 million under UK GAAP, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”). This provision was made as a result of the Group’s announcement in December 2002 that it would close Opta and the carrying value of this goodwill was reduced to nil. The goodwill was not provided against at this time under US GAAP due to the fact that the business had not ceased operations at 31 December 2002 nor was it considered to be an “available for sale” asset.

At 30 June 2003, under US GAAP, we determined that the assets of Opta that were held for sale met the requirements of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, to be classified as held for sale. We then measured these assets at the lower of the carrying amount and fair value less costs to sell, which was determined to be close to nil based on expected sales price. As Opta was not classified as a separate reporting unit, we determined that Opta’s recorded assets (primarily goodwill) constituted a business under EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, and therefore, under SFAS No. 142, the £5 million of goodwill was required to be included in the carrying amount of the Opta assets that were held for sale when measuring the gain or loss on sale. As a result, we recorded a loss of £5 million, consistent with the UK GAAP provision. In September 2003, an agreement to sell certain assets and lease other assets of Opta for nominal consideration was reached.

Joint ventures

Granada Sky Broadcasting

Goodwill of £32 million arising on the acquisition of an additional 9.5% interest in Granada Sky Broadcasting in March 1998 was being amortised over a 20 year period from 1 July 1998. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Granada Sky Broadcasting was eliminated against reserves.

(2)	Employee stock-based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price on the date of grant and the exercise price. The charge is allocated on a straight-line basis over the vesting period of the options. Prior to the adoption of UITF abstract 38 from 1 July 2003, where shares had been purchased through the Company’s ESOP trust to satisfy the exercise of employee stock options, the profit and loss charge in respect of these options was equal to the difference between the cost of the ESOP shares and the exercise price. The UK GAAP results for the six months to 31 December 2002 have been restated following the adoption of UITF abstract 38. On exercise of options which are settled using shares which have been purchased through the ESOP trust, the difference between the amount accrued for the options and the cost of the ESOP shares is recognised as a movement within reserves. Under UK GAAP, where the vesting of options is contingent upon the satisfaction of performance conditions, the profit and loss charge in any period may be reduced, based on the latest estimate of the actual number of awards which will eventually vest.

Under US GAAP, for performance-related options deemed to be variable plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”), compensation expense is measured as the difference between the quoted market price at the date when the number of shares is known and the exercise price; the cost is recognised over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it is probable that the performance conditions will be attained. Options that will vest conditional only on continued employment are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognised within shareholders’ funds in the balance sheet. As the stock compensation expense was less than that recorded under UK GAAP, there was a reduction of £1 million (2002: £7 million) under US GAAP as compared to the charge recorded under UK GAAP.

Contingent payments to the selling shareholders of WAPTV Limited, in the form of the Company’s shares, are linked to their continuing employment within the Group. Under UK GAAP, these amounts have been included as purchase consideration in calculating goodwill. Under US GAAP, these payments were classified as stock-based compensation and, as such, were recorded within shareholders’ funds and were being amortised over the period of contingency, between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge in the current period was nil (2002: £1 million).

Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP charge arising for the period amounts to £2 million (2002: credit of £1 million), as the National Insurance paid was greater than that accrued during the period under UK GAAP.

The cumulative balance sheet effect in respect of all employee stock-based compensation at 31 December 2003, amounts to a decrease in UK GAAP accruals of £30 million (30 June 2003: £59 million). The cumulative effect on shareholders’ funds is greater than the cumulative effect of the differences described above as the accrual made for stock-based compensation is recorded in liabilities under UK GAAP and in shareholders’ funds under US GAAP.

(3)	Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured in order to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognised in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the period end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has applied SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and is marking all derivative instruments to fair value. The fair value of derivative instruments is generally determined based on estimates using discounted present value techniques. Up to 30 June 2003, the movement in all of the derivatives values has been recorded within net income.

As of 1 July 2003, the Group had sufficiently designated a number of interest rate swaps and cross currency swaps as cash flow hedges of 100% of the Group’s exposure to US dollar interest rates on US dollar denominated bonds. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of other comprehensive income (“OCI”), outside earnings, and is reclassified into earnings in the same periods during which the forecast transactions affect earnings. Any hedge ineffectiveness on the swaps is recognised directly in earnings. Certain interest rate swap agreements which convert fixed interest rates to floating interest rates are not eligible for designation as hedges and movements in their values continue to be recorded directly in earnings.

As of 1 July 2003, the Group had sufficiently designated a number of forward foreign exchange agreements as cash flow hedges of approximately 80% of the Group’s exposure to US dollar payments on its long-term programming contracts with US movie licensors for a period of 18 months, thereafter nil. As such, the effective portion of the gain or loss on the forward foreign exchange agreements designated and qualifying as cash flow hedging instruments is reported as a component of OCI, outside earnings, and is reclassified into earnings in the same periods during which the forecasted transactions affect earnings. Any hedge ineffectiveness on the forward foreign exchange agreements is recognised directly in earnings. Certain forward foreign exchange agreements have not been sufficiently designated as hedges and movements in their values continue to be recorded directly in earnings.

(4)	Capitalised interest

Under UK GAAP, the capitalisation of interest is not required, and the Group expenses interest charges to the profit and loss account in the period in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and depreciated over the average life of the assets concerned.

Cumulative capitalised interest on assets under construction as at 31 December 2003 amounted to £7 million (30 June 2003: £7 million). During the period, interest of £2 million (2002: £1 million) was capitalised in respect of assets under construction, and depreciation of £2 million (2002: £1 million) was charged in respect of capitalised interest on assets in use.

(5)	Deferred taxation

Under UK GAAP, deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses or from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.

FRS 19 “Deferred tax” (“FRS 19”) is the current UK accounting standard on deferred taxes. While differences between FRS 19 and SFAS No. 109 exist, such differences have not had a material effect on the Group from a measurement perspective and hence the UK and US GAAP accounting for deferred tax is closely aligned. As a result, the net deferred tax asset recognised under UK and US GAAP has primarily differed only in respect of deferred tax on UK to US GAAP adjustments. There was an exception to this in the prior period as described in note (ii) to the table below.

Under UK GAAP, as at 31 December 2003, there is a deferred tax asset of £178 million (30 June 2003: £190 million), which arose principally as a result of carried forward trading losses. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £1 million (30 June 2003: £40 million). Under US GAAP, the ACT debtor is treated as a deferred tax asset. Under both UK GAAP and US GAAP at 31 December 2003, there is also an ACT balance of £9 million which has been netted against the tax liability within creditors, as there is a legal right of offset under UK tax legislation.

Under US GAAP, at 31 December 2003, there is a gross deferred tax asset of £733 million (30 June 2003: £790 million); offset by a valuation allowance of £552 million (30 June 2003: £565 million). In determining the appropriate level of valuation provision we considered guidance set out in SFAS No. 109, including the use of prudent and feasible tax planning strategies, and other relevant literature. The net deferred tax asset is comprised as follows:

	Deferred tax asset			Deferred tax asset
	31 December 2003			30 June 2003
	Gross	Valuation	Net	Gross	Valuation	Net
	asset	provision	asset	asset	provision	asset
	£m	£m	£m	£m	£m	£m
ACT (i)	1	—	1	40	—	40
Future tax depreciation	40	(14)	26	41	(13)	28
Operating losses carried forward (ii)	215	(76)	139	222	(76)	146
Fixed asset investments (iii)	457	(457)	—	471	(471)	—
Other temporary differences (iv)	20	(5)	15	16	(5)	11

	733	(552)	181	790	(565)	225

(i)	During the period, £39 million of ACT brought forward was utilised to reduce the Group’s cash tax liability.

(ii)	There is a valuation allowance provided for a deferred tax asset of £12 million arising from losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. A valuation allowance has also been provided for deferred tax assets of £64 million in respect of trading losses in the Group’s German holding companies of KirchPayTV. Included within the movement of the valuation provision in fiscal 2003 was a provision release of £37 million against a deferred tax asset that resulted from the acquisition of BiB. As described in Note 1, under US GAAP £21 million of the total amount of £37 million has been applied to reduce goodwill on acquisition.

(iii)	There is a valuation allowance provided for a deferred tax asset of £450 million in respect of potential capital losses related to the Group’s holding of KirchPayTV. There is also a valuation allowance provided for deferred tax assets of £7 million in respect of potential capital losses related to the mark-to-market adjustments of the Group’s holdings in certain fixed asset investments.

(iv)	During the period, a £9 million deferred tax asset has been recognised through other comprehensive income relating to derivative financial instruments.

The US GAAP tax charge, which wholly relates to UK corporation tax on continuing operations, comprises:

	2003	2002
	%	%
UK corporation tax rate	30.0	30.0
Permanent differences	(0.3)	0.6
Fixed asset investments	(0.4)	7.4
Joint venture losses	2.2	1.3
Charges relating to prior periods	0.3	14.5
Valuation provision	(2.8)	(28.6)

US GAAP income tax charge	29.0	25.2

(6)	Per share data

The equivalent earnings per ADS outstanding is as follows:

	Convenience	Six months to
	translation	31 December
	2003	2003	2002
	$	£	£
Basic earnings per ADS under US GAAP (before cumulative effect of accounting change)*	68.1c	38.2p	15.2p
Basic earnings per ADS under US GAAP (after cumulative effect of accounting change)*	68.5c	38.4p	15.2p
Diluted earnings per ADS under US GAAP (before cumulative effect of accounting change)*	67.9c	38.1p	15.2p
Diluted earnings per ADS under US GAAP (after cumulative effect of accounting change)*	68.3c	38.3p	15.2p

*	Accounting change referred to is the cumulative effect on prior years (to 30 June 2003) of the adoption of EITF 00-21.

Earnings per ADS is not exactly four times earnings per share due to rounding differences.

The number of anti-dilutive shares at 31 December 2003 was 44,279,792 shares (2002: 39,236,701), comprising share options granted to employees.

(7)	Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly-traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments for permanent diminution in value are charged to the profit and loss account below operating profit, and any reversals in these provisions are written-back to the profit and loss account.

Under US GAAP, the Group has accounted for these investments as “available for sale” securities and has therefore marked such investments to market, with any movements in the carrying values net of tax being recorded in other comprehensive income until realised. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously recognised impairment loss is prohibited. Any premium to market value of investments acquired is charged to the profit and loss account.

Under US GAAP, the Group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating profit is recorded.

The reconciling items between UK GAAP and US GAAP within operating profit and net income, for fixed asset investments are summarised as follows:

	Convenience	Six months to
	translation	31 December
	2003	2003	2002
	$m	£m	£m
Write-down of football club investments (i)	(16)	(9)	(21)
Profit on disposal of football club investments (ii)	68	38	—
Other	—	—	2

Adjustment to operating profit	52	29	(19)
Reversal of differences relating only to reclassifications within operating profit(i) (ii)	(47)	(26)	19

Adjustment to net income	5	3	—

(i)	During the periods ended 31 December 2002 and 31 December 2003, a £21 million provision and a £9 million provision respectively were taken against football club investments under UK GAAP as exceptional items below operating profit. These provisions were made due to the continued decline over the previous months in the market value of the investments, leading us to believe that an other than temporary diminution in value had occurred. Under US GAAP, these were reclassified within operating profit.

(ii)	At 30 June 2003, under UK GAAP, the provision against football club investments was reduced by £3 million, following the agreement to sell our minority interest in Chelsea Village plc in July 2003. Under US GAAP, the reversal of a previously recognised impairment loss is not permitted. Therefore, under US GAAP, this amount was recognised as profit on disposal, within operating profit, during the current period.

During the current period, under UK GAAP, the provision against football club investments was reduced by £33 million, following the disposal of our minority interest in Manchester United plc in October 2003. The reduction in the provision under UK GAAP was recorded as an exceptional item below operating profit. Under US GAAP, this amount was recognised as profit on disposal, and was classified within operating profit.

On the Group’s disposal of its investment in Manchester United plc, a profit on disposal of £2 million was also realised under UK GAAP. This was also recorded as an exceptional item below operating profit under UK GAAP; under US GAAP, this was reclassified within operating profit.

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders’ funds, are summarised as follows:

	Convenience	As at	As at
	translation	31 December	30 June
	2003	2003	2003
	$m	£m	£m
Mark-to-market of football club investments	4	2	11
Write-back of provision against football club investments	—	—	(3)

	4	2	8

(8)	Installation, set-top boxes and related equipment revenues and costs

Under UK GAAP, installation, set-top boxes (including Sky+ set-top boxes) and related equipment revenues and costs are recognised once the installation is complete.

Under US GAAP, prior to 1 July 2003, these revenues were recognised over the period that a customer was expected to subscribe to the related service. For set-top boxes and related equipment, the churn rate varied according to the product purchased. Under US GAAP, where installation or set-top boxes and related equipment costs for a particular product exceeded revenues, the excess costs were charged in the profit and loss account immediately upon installation. All other costs directly attributable to the income deferred were recognised over the same period as the revenues under US GAAP.

In the prior period, under UK GAAP, installation, set-top boxes and related equipment revenues of £26 million were recognised. The costs associated with these revenues were also expensed immediately. Under US GAAP, installation, set-top boxes and related equipment revenues of £13 million were recognised during the prior period, and related costs of £13 million were also expensed. Cumulative deferred revenue recorded on the balance sheet under US GAAP in respect of installations, set-top boxes and related equipment at 30 June 2003 amounted to £219 million. The deferred costs relating to these deferred revenues amounted to £217 million.

Under US GAAP, following the adoption of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, from 1 July 2003, the accounting for installation, set-top boxes and related equipment revenues has changed. The sale of an installed set-top box and DTH subscription constitutes an arrangement with multiple deliverables, and the installed set-top box and DTH subscription meet the criteria specified in EITF 00-21 to be treated as separate units of accounting.

We recognise the revenue attributable to each unit once delivery has been completed or the service has been delivered, based on the fair value of that unit relative to the total consideration received under the arrangement. Based on the residual value method, we have determined that the amount allocated to each unit is equal to the fees received from the customer for each unit. As a result, we no longer defer and amortise installation, set-top boxes and related equipment revenues. The US GAAP accounting treatment is therefore now consistent with that under UK GAAP.

We have chosen to adopt EITF 00-21 by means of a cumulative effect adjustment in the current period. As a result, a net gain of £1 million (net of tax) on the date of adopting EITF 00-21 as at 1 July 2003, was recorded as a cumulative change in accounting principal in the profit and loss account in the current period.

(9)	Dividends

Under UK GAAP, dividends are recorded in the period in respect of which they are declared or proposed by the Directors. Under US GAAP, dividends are recorded in the period in which the dividend is declared. In February 2004, the Directors resolved to pay an interim dividend of £53 million (2.75 pence per share) relating to the period ended 31 December 2003. This dividend has been recognised as a liability under UK GAAP as at 31 December 2003, but not under US GAAP.

(10)	Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from the disposal of programming rights not acquired for use by the Group of £8 million (2002: £7 million) and amounts receivable in respect of provision to third party broadcasters of spare transponder capacity of £13 million (2002: £12 million) are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”. Costs of £86 million (2002: £40 million) from all other betting are shown within “operating expenses, net”. Under US GAAP, all betting costs are offset against betting revenues within “turnover”.

Under UK GAAP, amounts received from the sale of advertising space in the Sky Magazine of £7 million (2002: £6 million) are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Exceptional items

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as such under US GAAP.

Non-operating profits

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognised below operating profit under FRS 3 “Reporting Financial Performance”. Under US GAAP, such items would be presented as components of discontinued operations, if certain criteria are met, or within operating profit. Under UK GAAP, the share of joint ventures’ operating results excludes our share of joint ventures’ interest, our share of joint ventures’ exceptional items and our share of joint ventures’ tax. These amounts are included within “interest payable and similar charges” or “interest receivable and similar income”, “exceptional items” and “taxation charge” respectively. Under US GAAP, all of these amounts are included within “equity in earnings (losses) of affiliates”.

(11)	Consolidated Balance Sheet

Under UK GAAP, long-term debtors (including prepaid programme rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP, long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within “debtors falling due within one year” or “debtors falling due after more than one year”. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP, fixed asset investments (except investments in own shares) are classified under the heading “investments” within fixed assets. Under US GAAP, fixed asset investments are classified within “other non-current assets”, when the investments are not expected to be sold within one year, and within “other current assets” when the investments are expected to be sold within one year.

Under UK GAAP, investments in joint ventures are classified under the heading “investments” within fixed assets. Under US GAAP, investments in joint ventures are classified as “investments in equity affiliates”. Under UK GAAP, a merger reserve is included as part of capital and reserves. The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom Companies Act 1985 relating to accounting for acquisitions involving the issue of shares at a premium. Merger relief provides relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeds their nominal value is recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief is available when three conditions have been satisfied:

1.	When a company secures at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2.	The arrangement provides for the allotment of equity shares by the acquirer.

3.	Consideration for the shares is either the issue or transfer of shares to the acquirer of equity shares in the acquired company; or the cancellation of those equity shares in the acquired company which the acquirer does not already hold.

The merger reserve was created as a result of the acquisition by the Group of interests in two entities:

1.	Sports Internet Group (“SIG”)

The acquisition of 100% of SIG on 12 July 2000, where consideration was paid by the issue of equity shares in BSkyB.

2.	BiB

Consideration was paid in BSkyB shares on 28 June 2001 and on 11 November 2002; this consideration related to the acquisition by the Group of the 19.9% of BiB it did not previously own from British Telecommunications plc (the Group previously holding 80.1% of BiB).

Under UK GAAP, the amount recorded in the merger reserve can be transferred to the profit and loss reserve in line with the amortisation of the associated goodwill. Accordingly, the £37 million amount that was transferred from the merger reserve to the profit and loss reserve in the period (2002: £43 million) equals the aggregate amortisation charge in that period relating to SIG goodwill and the goodwill recognised on the acquisition of the remaining 19.9% stake in BiB.

Under US GAAP, the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value is recorded within additional-paid-in-capital.

Under UK GAAP, a special reserve is included as part of capital and reserves. The special reserve was created following the approval from the High Court on 10 December 2003 to reduce the Company’s share premium account by £1,120 million. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003.

As part of the application, we were required to present the Company’s balance sheet at 30 September 2003. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million, to £1,106 million.

As a condition of the reduction, we were permitted to offset the reduction in the share premium account of £1,120 million against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.

Under US GAAP, the balance held in the special reserve is recorded within additional-paid-in-capital.

(12)	Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared under UK GAAP in accordance with FRS 1 (Revised) – “cash flow statements”, presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, dividends received from joint ventures, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are reported, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating activities under US GAAP. The servicing of shareholder finance would be included under financing activities under US GAAP.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK and US GAAP is presented below:

	Convenience	Six months to
	translation	31 December
	2003	2003	2002
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Operating activities
Cash inflow from operating activities under UK GAAP	715	401	255
Interest received and similar income	5	3	2
Interest paid and similar charges on external finance	(91)	(51)	(68)
UK corporation tax paid	(37)	(21)	—
Consortium relief paid	(5)	(3)	—

Net cash provided by operating activities under US GAAP	587	329	189

Investing activities
Net cash inflow (outflow) from capital expenditure and financial investment under UK GAAP	5	3	(44)
Dividends received from joint ventures	5	3	—
Funding to joint ventures	(4)	(2)	(5)
Repayments of funding from joint ventures	5	3	2

Net cash (used in) provided by investing activities under US GAAP	11	7	(47)

Financing activities
Cash outflow from financing under UK GAAP	(116)	(65)	(141)

Net cash used in financing activities under US GAAP	(116)	(65)	(141)

Net increase in cash and cash equivalents under US GAAP	482	271	1

Cash and cash equivalents under US GAAP at the beginning of the period	84	47	50

Cash and cash equivalents under US GAAP at the end of the period	566	318	51

(ii)	Additional US GAAP disclosures

(a)	Stock-based compensation

The Company accounts for stock-based compensation under the expense recognition provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and provides disclosures of pro-forma stock compensation expense in accordance with SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Included in the profit and loss account for all the share option schemes under APB No. 25 was a charge of £11 million, net of tax (2002: £13 million). The net difference between the UK GAAP charge and the APB No. 25 charge in the current period was a US GAAP charge of £3 million, net of tax (2002: credit of £7 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with SFAS No. 123, the Group’s net income and earnings per share for the six months ended 31 December 2002 and 2003 would have been reduced to the pro-forma amounts shown below:

	Convenience	Six months to
	translation	31 December
	2003	2003	2002
	$m	£m	£m
Net income under US GAAP:
As reported	331	186	72
Add: APB No. 25 stock-based employee compensation expense included in reported net income, net of related tax effects	20	11	13
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(50)	(28)	(51)

Pro-Forma	301	169	34

Net earnings per share under US GAAP:
Basic — as reported(i)	17.1c	9.6p	3.8p
Basic — pro-forma(i)	15.6c	8.7p	1.8p
Diluted — as reported(i)	17.1c	9.6p	3.8p
Diluted — pro-forma(i)	15.5c	8.7p	1.8p

(i)	Net earnings per share for the six months to 31 December 2003 are disclosed after cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21.

The movement in stock-based awards outstanding during the eighteen month period ended 31 December 2003 is summarised in the following table:

	Number of shares	Weighted average
	under option	exercise price
Outstanding at 30 June 2002	43,012,703	£7.95
Granted in the period to 31 December 2002	14,802,114	£5.27
Lapsed in the period to 31 December 2002	(1,014,784)	£6.89
Exercised in the period to 31 December 2002	(767,547)	£7.12

Outstanding at 31 December 2002	56,032,486	£7.27
Granted in the period to 30 June 2003	599,421	£6.30
Lapsed in the period to 30 June 2003	(1,560,582)	£7.45
Exercised in the period to 30 June 2003	(1,467,941)	£7.06

Outstanding at 30 June 2003	53,603,384	£7.26
Granted in the period to 31 December 2003	12,378,372	£4.70
Lapsed in the period to 31 December 2003	(1,657,573)	£7.98
Exercised in the period to 31 December 2003	(6,139,558)	£7.88

Outstanding at 31 December 2003	58,184,625	£6.63

The awards outstanding can be summarised as follows:

	Number of	Number of
	Ordinary Shares	Ordinary Shares
Scheme	31 December 2003	31 December 2002
Executive Share Option Scheme options	46,383,707	41,964,884
Sharesave Scheme options	4,246,033	4,709,430
LTIP awards	4,993,935	7,530,797
EBP awards	807,000	357,000
KCP awards	1,753,950	1,470,375

	58,184,625	56,032,486

Included within the total awards outstanding as at 31 December 2003, are 42,201,519 options (2002: 37,529,263) granted under the Executive Schemes, 3,353,935 options (2002: 7,530,797) granted under the LTIP and 436,950 options (2002: 1,470,375) granted under the KCP, which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group. As at 31 December 2002 and 2003, all the Sharesave Scheme options outstanding have no performance criteria attached. Included within the total outstanding Executive Schemes options, there are 3,783,713 options (2002: 3,891,933) to which no performance criteria are attached. Included in the totals in the table above are 4,162,475 options (2002: 900,688) that vest only if performance criteria are met (398,475 options granted under the Executive Scheme (2002: 543,688), 1,640,000 options granted under the LTIP (2002: nil), 807,000 options granted under the EBP (2002: 357,000) and 1,317,000 options granted under the KCP (2002: nil)).

The weighted average fair value of options granted in the current period was estimated at approximately £4.45 (2002: £3.18) as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: no annual dividend; annual standard deviation (volatility) of 45% (2002: 43%); risk-free interest rate of 4.39% (2002: 4.74%); and expected term of 5.3 years (2002: 9.1 years). Our assumptions do not include an annual dividend payment as the Group had not resolved to pay any dividends as at the date the awards were granted and FAS 123 requires the assumptions to be made on the date the awards are granted.

Additionally, the weighted average exercise price and fair value for options granted in the current period with an exercise price below the market price at grant were estimated at £1.31 and £6.04 (2002: £4.75 and £2.90) respectively.

For options granted in the current period with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £6.62 and £2.78 (2002: £5.35 and £3.23) respectively.

The exercise prices for options outstanding at 31 December 2003 ranged from nil to £13.97 (2002: £1.55 to £16.27).

The following table summarises information about the stock options outstanding at 31 December 2003:

	Options outstanding			Options currently exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of exercise prices	Number	contractual life	price	Number	price
£0.00-£1.00	3,367,000	9.6 years	£0.00	—	—
£1.00-£2.00	1,124	5.8 years	£1.55	1,124	£1.55
£2.00-£3.00	80,365	0.9 years	£2.56	80,365	£2.56
£3.00-£4.00	141,329	2.0 years	£3.76	29,828	£3.73
£4.00-£5.00	2,168,862	3.1 years	£4.73	33,765	£4.40
£5.00-£6.00	16,334,918	6.9 years	£5.29	3,306,546	£5.08
£6.00-£7.00	13,606,222	7.1 years	£6.51	4,505,613	£6.40
£7.00-£8.00	10,250,236	7.9 years	£7.88	10,250,236	£7.88
£8.00-£9.00	1,779,396	5.1 years	£8.35	289,707	£8.58
£9.00-£10.00	9,819,381	6.8 years	£9.86	9,575,450	£9.87
£10.00-£11.00	123,939	5.8 years	£10.47	123,939	£10.47
£11.00-£12.00	302,528	6.6 years	£11.40	302,528	£11.40
£12.00-£13.00	167,808	6.5 years	£12.75	167,808	£12.75
£13.00-£14.00	41,517	6.3 years	£13.97	41,517	£13.97

	58,184,625	7.0 years	£6.63	28,708,426	£8.05

(b)	Statement of comprehensive income

	Convenience	Six months to
	translation	31 December
	2003	2003	2002
	$m	£m	£m
Net income in accordance with US GAAP	331	186	72
Other comprehensive income, net of tax:
Unrealised (loss) gain on certain fixed asset investments	(16)	(9)	9
Unrealised loss on derivative financial instruments	(36)	(20)	—

Net comprehensive income in accordance with US GAAP	279	157	81

In the period, the tax impact on net comprehensive income of the above reconciling items was £9 million (2002: nil).

At 31 December 2003, the cumulative effect on US GAAP shareholders’ funds was a net gain of £2 million for fixed asset investments (30 June 2003: net gain of £11 million), a net loss of £20 million for derivative financial instruments (30 June 2003: nil), a net loss of £10 million for foreign exchange differences (30 June 2003: net loss of £10 million) and a net profit of £14 million for deemed disposals (30 June 2003: net profit of £14 million).

(c)	Guarantees

The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries to meet their liabilities. The liabilities of these subsidiaries are already included in BSkyB’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the latest UK statutory accounts of the subsidiary entity. A payment under these undertakings would only be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.

As at 31 December 2003, two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in respect of the Company’s obligations under £200 million and £600 million revolving credit facilities and the $650 million, $600 million, $300 million and £100 million Guaranteed Notes. The terms of these guarantees correspond with the term of the relevant obligations.

The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities. Several of these undertakings contain financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company and various of its subsidiaries have also agreed to provide additional funding to several of the Company’s investments in both limited and unlimited companies and partnerships. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and various of its subsidiaries to its investments in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements is £5 million (30 June 2003: £15 million).

(d)	Adoption of new standards

SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS No. 132R”). SFAS No. 132R revises employers’ disclosures about pension plans and other post-retirement benefit plans, including additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit plans and other defined benefit post-retirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after 15 December 2003. The interim period disclosures required by SFAS No. 132R are effective for interim periods beginning after 15 December 2003. The Group operates a defined contribution post-retirement plan and therefore the adoption of SFAS No. 132R is not expected to have a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This clarification of Accounting Research Bulletin No. 51, Consolidated Financial Statements, applied to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explained how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It required existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. It also required certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). This revised interpretation was issued to address certain technical corrections and implementation issues that arose upon the adoption of FIN 46. The amendments covered various scope exceptions

(for example certain not-for-profit organisations, mutual funds, governmental organisations), clarifications concerning the definitions of a variable interest entity and expected losses and expected residual gains, further guidance regarding the determination of related parties and other minor amendments.

FIN 46R is effective for the first reporting period ending after 15 March 2004. However, application of either FIN 46 or FIN 46R is required for special-purpose entities from 15 December 2003. Entities that have previously applied FIN 46 may continue to do so up until FIN 46R becomes effective.

The Group adopted the disclosure provisions of FIN 46 in the prior year, and has fully adopted FIN 46 and FIN 46R in the current period without a material impact on the Group results of operations or its financial position.

ITEM 5: SUPPLEMENTAL GUARANTOR INFORMATION

From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by the Company’s two main wholly owned operating subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited. In October 1996, the Company issued US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and, in February 1999, the Company issued US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750% respectively.

Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the six months ended 31 December 2003, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the Securities and Exchange Commission. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Interim Consolidated Financial Statements in Item 1.

Supplemental condensed consolidating balance sheet
As at 30 June 2003 (as restated*) (2)
(£ millions)

	(3)
	British Sky	(1) (3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Fixed assets
Intangible assets	—	—	536	—	536
Tangible assets	2	323	19	2	346
Investments
- Joint ventures	—	—	30	—	30
- Other fixed asset investments	43	36	—	(35)	44
- Investments in subsidiary undertakings under the equity method	1,479	221	734	(2,434)	—

	1,524	580	1,319	(2,467)	956

Current assets
Stocks	—	330	40	—	370
Debtors: Amounts due after one year
- Third party debtors	112	51	60	—	223
Debtors: Amounts due within one year
- Intragroup debtors	506	853	680	(2,039)	—
- Third party debtors	38	304	52	—	394
Cash at bank and in hand	—	40	7	—	47

	656	1,578	839	(2,039)	1,034

Creditors
Amounts falling due within one year
- Intragroup creditors	(416)	(861)	(1,026)	2,303	—
- Third party creditors	(36)	(856)	(63)	(12)	(967)

	(452)	(1,717)	(1,089)	2,291	(967)

Net current assets (liabilities)	204	(139)	(250)	252	67

Total assets less current liabilities	1,728	441	1,069	(2,215)	1,023

Creditors
Amounts falling due after one year
- Intragroup borrowings	(736)	(214)	(45)	995	—
- Third party borrowings	(1,144)	(8)	—	—	(1,152)
- Other	—	(20)	—	—	(20)

	(1,880)	(242)	(45)	995	(1,172)
Provisions	—	—	(3)	—	(3)

	(152)	199	1,021	(1,220)	(152)

Capital and reserves – equity
Called-up share capital	969	10	576	(586)	969
Share premium account	2,536	242	2,250	(2,492)	2,536
Shares to be issued	3	—	—	—	3
Profit and loss account	(3,924)	(53)	(3,251)	3,304	(3,924)
Application of push down accounting	—	—	536	(536)	—
ESOP reserve	(35)	—	—	—	(35)
Other reserves	299	—	910	(910)	299

Total capital and reserves	(152)	199	1,021	(1,220)	(152)

Supplemental condensed consolidating balance sheet (continued)
As at 30 June 2003 (as restated*) (2)
(£ millions)

	(3)
	British Sky	(1) (3)		Reclassifications BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(152)	199	1,021	(1,220)	(152)
Adjustments:
Goodwill	522	—	522	(522)	522
ESOP	—	(35)	—	35	—
Employee stock-based provision	59	48	—	(48)	59
Derivative accounting	11	(29)	—	29	11
Capitalised interest	7	7	—	(7)	7
Deferred taxation	(5)	7	—	(7)	(5)
Fixed asset investments	8	—	—	—	8
Installations, set-top boxes and related equipment revenues	(2)	—	(2)	2	(2)

Capital and reserves under US GAAP	448	197	1,541	(1,738)	448

* The balance sheet under UK GAAP as at 30 June 2003 has been restated following the adoption of UITF abstract 38 “Accounting for ESOP trusts”. See Note 10 within Item 1 for further details. The US GAAP reconciling items for employee stock-based compensation and the ESOP trust have been adjusted accordingly; shareholders’ funds, total assets and total liabilities under US GAAP are not affected by this change in accounting policy.

Supplemental condensed consolidating balance sheet
As at 31 December 2003 (2)
(£ millions)

	(3)
	British Sky	(1) (3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Fixed assets
Intangible assets	—	—	478	—	478
Tangible assets	10	317	19	—	346
Investments:
- Joint ventures	—	—	34	—	34
- Other fixed asset investments	3	9	—	(9)	3
- Investments in subsidiary undertakings under the equity method	1,551	214	735	(2,500)	—

	1,564	540	1,266	(2,509)	861

Current assets
Stocks	—	618	44	—	662
Debtors: Amounts due after one year
- Third party debtors	91	51	47	—	189
Debtors: Amounts due within one year
- Intragroup debtors	590	829	679	(2,098)	—
- Third party debtors	33	349	61	—	443
Cash at bank and in hand	—	310	8	—	318

	714	2,157	839	(2,098)	1,612

Creditors
Amounts falling due within one year
- Intragroup creditors	(416)	(940)	(1,011)	2,367	—
- Third party creditors	(84)	(1,202)	(113)	—	(1,399)

	(500)	(2,142)	(1,124)	2,367	(1,399)

Net current assets (liabilities)	214	15	(285)	269	213

Total assets less current liabilities	1,778	555	981	(2,240)	1,074

Creditors
Amounts falling due after one year
- Intragroup borrowings	(736)	(219)	(48)	1,003	—
- Third party borrowings	(1,069)	(8)	—	—	(1,077)
- Other	—	(24)	—	—	(24)

	(1,805)	(251)	(48)	1,003	(1,101)

	(27)	304	933	(1,237)	(27)

Capital and reserves – equity
Called-up share capital	970	10	576	(586)	970
Share premium account	1,428	242	2,250	(2,492)	1,428
Profit and loss account	(2,692)	52	(3,281)	3,229	(2,692)
Application of push down accounting	—	—	478	(478)	—
ESOP reserve	(9)	—	—	—	(9)
Special reserve	14	—	—	—	14
Other reserves	262	—	910	(910)	262

Total capital and reserves	(27)	304	933	(1,237)	(27)

Supplemental condensed consolidating balance sheet (continued)
As at 31 December 2003 (2)
(£ millions)

	(3)
	British Sky	(1) (3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(27)	304	933	(1,237)	(27)
Adjustments:
Goodwill	581	—	581	(581)	581
Employee stock based provision	30	30	—	(30)	30
Derivative accounting	(21)	(40)	—	40	(21)
Capitalised interest	7	7	—	(7)	7
Deferred taxation	2	8	—	(8)	2
Fixed asset investments	2	—	—	—	2
Dividends	53	—	—	—	53

Capital and reserves under US GAAP	627	309	1,514	(1,823)	627

Supplemental condensed consolidating statement of operations
For the six months ended 31 December 2002 (as restated*)(2)
(£ millions)

	(3)
	British Sky	(1) (3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Turnover	—	1,496	307	(292)	1,511
Operating expenses, net	—	(1,351)	(346)	276	(1,421)

Operating profit (loss)	—	145	(39)	(16)	90
Share of results of joint ventures	—	—	2	—	2
Share of retained profits (losses) of subsidiary undertakings	55	(12)	—	(43)	—
(Provision) release of provision against fixed asset investments	(21)	(91)	2	91	(19)

Profit (loss) on ordinary activities before interest and taxation	34	42	(35)	32	73
Interest receivable and similar income	40	123	2	(163)	2
Interest payable and similar charges
- on external financing	(62)	—	—	—	(62)
- intragroup interest	—	(41)	(6)	47	—

Profit (loss) on ordinary activities before taxation	12	124	(39)	(84)	13
Taxation	—	(30)	29	—	(1)

Profit for the financial period	12	94	(10)	(84)	12

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	12	94	(10)	(84)	12
Adjustments:
Goodwill	64	—	64	(64)	64
Employee stock-based compensation	7	3	—	(3)	7
Derivative accounting	13	(8)	—	8	13
Deferred taxation	(24)	(24)	—	24	(24)

Net profit under US GAAP	72	65	54	(119)	72

* The results under UK GAAP for the six months ended 31 December 2002 have been restated following the adoption of UITF abstract 38 “Accounting for ESOP trusts”. See Note 10 within Item 1 for further details. The US GAAP reconciling item for employee stock-based compensation has been adjusted accordingly; operating profit and net profit under US GAAP are not affected by this change in accounting policy.

Supplemental condensed consolidating statement of operations
For the six months ended 31 December 2003 (2)
(£ millions)

	(3)
	British Sky	(1) (3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Turnover	16	1,758	356	(364)	1,766
Operating expenses, net	—	(1,497)	(408)	364	(1,541)

Operating profit (loss)	16	261	(52)	—	225
Share of results of joint ventures	—	—	(5)	—	(5)
Share of retained profits (losses) of subsidiary undertakings	35	(9)	—	(26)	—
Profit on disposal of fixed asset investments	2	—	—	—	2
Amounts written back to fixed asset investments	24	—	—	—	24

Profit (loss) on ordinary activities before interest and taxation	77	252	(57)	(26)	246
Interest receivable and similar income	103	8	3	(111)	3
Interest payable and similar charges
- on external financing	(45)	—	—	—	(45)
- intragroup interest	—	(24)	(5)	29	—

Profit (loss) on ordinary activities before taxation	135	236	(59)	(108)	204
Taxation	(5)	(58)	(11)	—	(74)

Profit (loss) on ordinary activities after taxation	130	178	(70)	(108)	130
Equity dividends	(53)	(73)	(6)	79	(53)

Retained profit (loss)	77	105	(76)	(29)	77

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	130	178	(70)	(108)	130
Adjustments:
Goodwill	58	—	58	(58)	58
Employee stock-based compensation	(1)	(1)	—	1	(1)
Derivative accounting	(3)	5	—	(5)	(3)
Deferred taxation	(2)	(4)	(1)	5	(2)
Fixed asset investments	3	—	—	—	3

Net profit before cumulative effect of a change in accounting principle	185	178	(13)	(165)	185
Cumulative effect on prior years (to 30 June 2003 of implementation of EITF 00-21)	1	—	1	(1)	1
Net profit (loss) under US GAAP	186	178	(12)	(166)	186

Supplemental condensed consolidating statements of cash flow
For the six months ended 31 December 2002 (as restated) (2)
(£ millions)

	British Sky	(1)	Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Operating activities
Operating profit (loss)	—	145	(39)	(16)	90
Depreciation charges	—	40	4	—	44
Amortisation charges	—	—	64	—	64
Decrease in working capital	—	15	38	4	57

Net cash inflow from operating activities	—	200	67	(12)	255
Returns on investments and servicing of finance
Interest paid and similar charges	(68)	—	—	—	(68)
Interest received and similar income	—	2	—	—	2

Net cash (outflow) inflow from returns on investments and servicing of finance	(68)	2	—	—	(66)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(40)	(4)	—	(44)

Net cash outflow from capital expenditure and financial investment	—	(40)	(4)	—	(44)
Acquisitions and disposals
Funding to joint ventures	—	—	(5)	—	(5)
Repayment of funding from joint ventures	—	—	2	—	2

Net cash outflow from acquisitions and disposals	—	—	(3)	—	(3)
Net cash (outflow) inflow before management of liquid resources and financing	(68)	162	60	(12)	142
Financing
Net decrease in total external debt	(140)	(1)	—	—	(141)
Loans to (from) Group companies	209	(160)	(61)	12	—

Net cash inflow (outflow) from financing	69	(161)	(61)	12	(141)
Increase (decrease) in cash	1	1	(1)	—	1

(Increase) decrease in net debt	(68)	162	60	(12)	142

Supplemental condensed consolidating statements of cash flow (continued)
For the six months ended 31 December 2002 (as restated) (2)
(£ millions)

	British Sky	(1)	Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Reconciliation to US GAAP:
Net cash (used in) provided by operating activities	(68)	202	67	(12)	189
Net cash used in investing activities	—	(40)	(7)	—	(47)
Net cash provided by (used in) financing activities	69	(161)	(61)	12	(141)

Net increase (decrease) in cash and cash equivalents	1	1	(1)	—	1
Cash and cash equivalents under US GAAP at the beginning of the year	—	42	8	—	50

Cash and cash equivalents under US GAAP at the end of the year	1	43	7	—	51

Supplemental condensed consolidating statements of cash flow
For the six months ended 31 December 2003 (2)
(£ millions)

	British Sky	(1)	Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Operating activities
Operating profit (loss)	16	261	(52)	—	225
Depreciation charges	—	52	6	—	58
Amortisation charges	—	—	58	—	58
Profit on sale of fixed assets	—	1	—	—	1
Decrease in working capital	—	29	33	—	62
Provisions utilised, net	—	—	(3)	—	(3)

Net cash inflow from operating activities	16	343	42	—	401
Dividends received from joint ventures	—	—	3	—	3
Returns on investments and servicing of finance
Interest paid and similar charges	(51)	—	—	—	(51)
Interest received and similar income	1	2	—	—	3

Net cash (outflow) inflow from returns on investments and servicing of finance	(50)	2	—	—	(48)
Taxation
UK corporation tax paid	—	(21)	—	—	(21)
Consortium relief paid	—	—	(3)	—	(3)

Net cash outflow from taxation	—	(21)	(3)	—	(24)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(9)	(50)	(6)	—	(65)
Receipt from sale of fixed asset investments	68	—	—	—	68

Net cash outflow (inflow) from capital expenditure and financial investment	59	(50)	(6)	—	3
Acquisitions and disposals
Funding to joint ventures	—	—	(2)	—	(2)
Repayment of funding from joint ventures	—	—	3	—	3

Net cash outflow from acquisitions and disposals	—	—	1	—	1
Net cash inflow before management of liquid resources and financing	25	274	37	—	336
Management of liquid resources
Increase in short term deposits	—	(175)	—	—	(175)
Financing
Proceeds from issue of ordinary shares	10	—	—	—	10
Net decrease in total external debt	(75)	—	—	—	(75)
Loans from (to) Group companies	40	(4)	(36)	—	—

Net cash outflow from financing	(25)	(4)	(36)	—	(65)
Increase in cash	—	95	1	—	96

Decrease in net debt	35	274	37	—	346

Supplemental condensed consolidating statements of cash flow (continued)
For the six months ended 31 December 2003 (2)
(£ millions)

	British Sky	(1)	Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries
Reconciliation to US GAAP:
Net cash (used in) provided by operating activities	(34)	324	39	—	329
Net cash provided by (used in) investing activities	59	(50)	(2)	—	7
Net cash used in financing activities	(25)	(4)	(36)	—	(65)

Net (decrease) increase in cash and cash equivalents	—	270	1	—	271
Cash and cash equivalents under US GAAP at the beginning of the period	—	40	7	—	47

Cash and cash equivalents under US GAAP at the end of the period	—	310	8	—	318

Notes to Supplemental Guarantor Information

(1)	The Guarantors are:

•	British Sky Broadcasting Limited: Operates one of the leading pay TV broadcasting services in the United Kingdom and Ireland. The Company’s principal activities consist of the operation and distribution of twenty-six wholly-owned television channels in digital including the following sixteen channels and their multiplex versions: Sky Movies 1, Sky Movies 2, Sky Cinema, Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra, Sky One, Sky News, Sky Sports News, Sky Travel, Sky Travel Shop, Sky Vegas Live, Flaunt, Scuzz and The Amp. In addition, the Company currently markets to DTH viewers channels owned and broadcast by third parties.

•	Sky Subscribers Services Limited: Provides support services (including conditional access and subscriber management) and acts as agent for the DTH pay TV business of its parent undertaking, British Sky Broadcasting Limited. The Company also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.

(2)	Certain reclassifications were made to conform all the financial information to the financial presentation of the Group. The principal elimination entries relate to investments in subsidiaries and intercompany balances.

(3)	Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings.

Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is selected financial data for the Group for each of the years in the five year period ended 30 June 2003 and as at 30 June 2003, 2002, 2001, 2000, and 1999. Also set forth below is selected financial data for the Group for the six month periods ended 31 December 2003 and 2002.

The information contained in the following tables should be read in conjunction with Item 2 and the Group’s historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

The selected profit and loss account data set forth below for the six month periods ended 31 December 2003 and 2002, and the balance sheet data at 31 December 2003 and 30 June 2003 are derived from interim consolidated financial statements included in this Interim Filing on Form 6-K, which have been prepared in accordance with UK GAAP and differ in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP, as well as a description of principal differences between UK GAAP and US GAAP applicable to the Group, is presented in Item 4. The selected financial data for the Group for each of the years in the five year period ended 30 June 2003 and as at 30 June 2003, 2002, 2001, 2000, and 1999 are derived from the audited consolidated financial statements appearing in our historical annual reports as filed on Form 20-F with the Securities and Exchange Commission.

	Six months ended
	31 December			Year ended 30 June

	2003(1)	2003	2002	2003	2002	2001	2000	1999

	(in millions except per share data)
Profit and Loss Account: Amounts in accordance with UK GAAP
DTH subscriber revenues	$2,293	£ 1,285	£ 1,112	£ 2,341	£ 1,929	£ 1,537	£ 1,189	£ 979
Cable and DTT subscriber revenues	184	103	98	202	279	299	303	253
Advertising revenues	262	147	133	284	251	271	242	217
Interactive revenues	262	147	91	218	186	93	5	—
Other revenues	150	84	77	141	131	106	108	96

Group turnover	3,151	1,766	1,511	3,186	2,776	2,306	1,847	1,545
Operating expenses, net, before amortisation of goodwill and operating exceptional items	(2,646)	(1,483)	(1,357)	(2,815)	(2,584)	(2,146)	(1,762)	(1,360)
Amortisation and impairment of intangible fixed assets	(103)	(58)	(64)	(122)	(118)	(44)	—	—
Release of provision against (provision against) remaining unprovided ITV Digital programming debtors	—	—	—	5	(23)	—	—	—
Estimated cost of reorganisation of Sky Interactive	—	—	—	—	—	(23)	—	—
Cost of abortive Man Utd bid	—	—	—	—	—	—	—	(6)
Estimated cost of transitioning analog customers to digital service	—	—	—	—	—	—	(58)	(450)
Estimated cost of termination of analog operations	—	—	—	—	4	—	(41)	—
Estimated cost of Sky In-Home Service Limited reorganisation	—	—	—	—	—	—	(6)	—

Operating expenses, net	(2,749)	(1,541)	(1,421)	(2,932)	(2,721)	(2,213)	(1,867)	(1,816)

Operating profit (loss)	402	225	90	254	55	93	(20)	(271)
Share of operating results of joint ventures	(9)	(5)	2	3	(76)	(256)	(122)	(58)
Joint ventures’ goodwill amortisation, net*	—	—	—	—	(1,070)	(101)	(14)	—
Profit (loss) on sale of fixed asset investments	4	2	—	—	2	—	(1)	—
Share of joint venture’s loss on sale of fixed asset investment	—	—	—	—	—	(70)	(14)	—
Amounts written back to (written off) fixed asset investments, net	43	24	(19)	(15)	(60)	(39)	—	—
Release of provision against (provision against) loss on disposal of subsidiary	—	—	—	—	10	(10)	—	—
Interest receivable and similar income	5	3	2	4	11	18	11	4
Interest payable and similar charges	(79)	(45)	(62)	(118)	(148)	(153)	(103)	(59)
Exceptional finance credits (charges)	—	—	—	—	—	3	—	(5)

Profit (loss) on ordinary activities before taxation	364	204	13	128	(1,276)	(515)	(263)	(389)
Tax on profit (loss) on ordinary activities	(132)	(74)	(1)	62	(107)	(24)	65	103

Profit (loss) on ordinary activities after taxation	232	130	12	190	(1,383)	(539)	(198)	(286)
Equity dividends — paid and proposed(2)	(95)	(53)	—	—	—	—	—	(47)

Retained profit (loss)	137	77	12	190	(1,383)	(539)	(198)	(333)

Earnings (loss) per share — basic	12.0¢	6.7p	0.6p	9.9p	(73.3p )	(29.2p )	(11.3p )	(16.6p )
Earnings (loss) per share — diluted	12.0¢	6.7p	0.6p	9.8p	(73.3p )	(29.2p )	(11.3p )	(16.6p )
Dividends per share(2)		2.8p	—	—	—	—	—	2.8p
Dividends per share(2)		5.1¢	—	—	—	—	—	4.5¢

*	Included within joint ventures’ goodwill amortisation of £1,070 million for fiscal 2002 is £971 million in respect of an impairment of KirchPayTV goodwill.

All results relate to continuing operations.

	Six months ended
	31 December			Year ended 30 June

	2003(1)	2003	2002	2003	2002	2001	2000	1999

	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	$3,035	£1,702	£1,477	£3,082	£2,707	£2,296	£1,911	£1,644
Amortisation and impairment of intangible fixed assets	—	—	—	(5)	(145)	(58)	(12)	(12)
Operating profit (loss)	546	306	154	370	(30)	(176)	(247)	118
Joint ventures’ goodwill amortisation, net	—	—	—	—	(712)	(71)	(10)	—
Income (loss) before income tax	467	262	97	259	(940)	(660)	(473)	2
Net income (loss)	331	186	72	286	(1,047)	(625)	(351)	(14)
Basic earnings (loss) per share	17.1¢	9.6p	3.8p	14.9p	(55.5p )	(33.8p )	(20.1p )	(0.8p	)
Diluted earnings (loss) per shares	17.1¢	9.6p	3.7p	14.7p	(55.5p )	(33.8p )	(20.1p )	(0.8p	)
Basic earnings (loss) per ADS	68.5¢	38.4p	15.2p	59.7p	(221.9p )	(135.4p )	(80.3p )	(3.2p	)
Diluted earnings (loss) per ADS	68.3¢	38.3p	15.2p	58.9p	(221.9p )	(135.4p )	(80.3p )	(3.2p	)

	As at
	31 December		As at 30 June

	2003(1)	2003	2003	2002	2001	2000	1999

	(in millions)
Balance Sheet:
Amounts in accordance with UK GAAP
Total assets	$4,412	£ 2,473	£ 2,025	£ 2,201	£ 3,877	£ 3,280	£ 1,187
Long-term debt	(1,922)	(1,077)	(1,152)	(1,577)	(1,768)	(1,412)	(715)
Total liabilities	(4,460)	(2,500)	(2,131)	(2,502)	(2,816)	(2,483)	(1,735)
Net (liabilities) assets	(48)	(27)	(106)	(301)	1,061	797	(548)
Shareholders’ (deficit) funds	(48)	(27)	(106)	(301)	1,061	797	(548)
Capital stock(3)	4,771	2,674	3,806	3,879	3,920	3,123	1,566
Shares in issue (number)		1,940	1,938	1,893	1,889	1,826	1,726

	As at
	31 December		As at 30 June

	2003(1)	2003	2003	2002	2001	2000	1999

	(in millions)
Amounts in accordance with US GAAP
Total assets	$5,456	£3,058	£2,810	£2,853	£4,209	£3,060	£1,428
Long-term debt	(1,922)	(1,077)	(1,152)	(1,577)	(1,768)	(1,412)	(715)
Total liabilities	(4,338)	(2,432)	(2,362)	(2,994)	(3,359)	(2,379)	(1,327)
Net assets (liabilities)	1,118	626	448	(141)	850	681	101
Shareholders’ funds (deficit)	1,118	626	448	(141)	850	681	101
Capital stock(3)	4,771	2,674	3,806	3,879	3,920	3,123	1,566
Shares in issue (number)		1,940	1,938	1,893	1,889	1,826	1,726

	As at
	31 December		As at 30 June

	2003(1)	2002	2003	2002	2001	2000	1999

	(in thousands)
Distribution of Sky Channels
DTH subscribers	7,208	6,562	6,845	6,101	5,453	4,513	3,460
Cable subscribers	3,862	3,951	3,871	4,091	3,486	3,735	3,778
DTT — UK(4)	2,075	873	1,510	—	1,105	740	204

Total UK and Ireland	13,145	11,386	12,226	10,192	10,044	8,988	7,442

(1)	Solely for convenience, pounds sterling amounts for the period ended 31 December 2003 and as at that date have been translated into US dollars at the noon buying rate of the Federal Reserve Bank of New York on 31 December 2003, which was US$1.7842 per £1.00.

(2)	An interim dividend of £47 million, representing 2.75p per share was paid for fiscal 1999 (4.5¢ per share in US dollars at date of payment). No final dividend was paid for fiscal 1999. No interim or final dividends have been paid or proposed for fiscal 2003, 2002, 2001 or 2000. An interim dividend of £53 million, representing 2.75p per share was resolved to be paid for the six months ended 31 December 2003 (5.1¢ in US dollars at date of declaration).

(3)	Capital stock includes called-up share capital, share premium, shares to be issued, merger reserve and special reserve.

(4)	From fiscal 2003, the number in respect of DTT consists of the Broadcasters’ Audience Research Board’s estimate of the number of homes in the UK with access to Freeview services. Up to and including fiscal 2001, this number comprised subscribers to ITV Digital’s DTT service. For further details see our 2003 Annual Report filed on Form 20-F (Item 4 “Distribution”).

Factors which materially affect the comparability of the selected financial data

Accounting changes

During the six months ended 31 December 2003, UK UITF abstract 38, Accounting for ESOP trusts, was adopted. The impact of the adoption of this standard is described in Item 1, Note 10.

During the six months ended 31 December 2003, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in Item 4 (i), Note 8.

During fiscal 2003, US accounting standard SFAS No. 142, Goodwill and Other Intangible Assets, was implemented.

During fiscal 2001, UK accounting standard FRS 19, Deferred Tax, was adopted.

During fiscal 2001, US accounting standard SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was implemented.

During fiscal 2000, US accounting standard SAB 101, Revenue Recognition in Financial Statements, was adopted.

Business combinations

On 14 April 2000, we completed the acquisition of a 24% interest in KirchPayTV (subsequently diluted to 22.03%). We gross equity accounted for our share of results of this joint venture from 14 April 2000 until 8 February 2002 under UK GAAP, and until 31 December 2001 under US GAAP. See the consolidated financial statements included in our 2003 Annual Report filed on Form 20-F for further information relating to our accounting treatment of our investment in KirchPayTV under UK and US GAAP.

During fiscal 2001, we completed the acquisition of BiB and SIG. The results of these acquisitions were consolidated from the respective dates of acquisition.

Exchange rates

A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 2 — “Operating and Financial Review and Prospects”.

Since any dividends that may be declared by us will be declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

The following table sets forth, for the periods indicated, information concerning the noon buying rates of the US Federal Reserve Bank for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

September 2003	1.6642	1.5732

October 2003	1.7025	1.6598

November 2003	1.7219	1.6693

December 2003	1.7842	1.7200

January 2004	1.8511	1.7902

February 2004	1.9045	1.8182

Year Ended 30 June	Average(1)

1999	1.6421

2000	1.5919

2001	1.4509

2002	1.4479

2003	1.5915

Six Months Ended 31 December	Average(1)

2002	1.5608

2003	1.6587

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant period.

On 26 March 2004 the noon buying rate was US$1.8104 per £1.00.

GLOSSARY OF TERMS

ADS	American Depositary Share

Basic Packages	DTH subscription packages which exclude Premium Channels

BiB	British Interactive Broadcasting Holdings Limited — a subsidiary of the Group, which was a joint venture until 9 May 2001, and whose subsidiary, Sky Interactive Limited, delivers digitally-transmitted interactive services to TV viewers in the UK and Ireland

BSkyB or the Company	British Sky Broadcasting Group plc

DTH	Direct to home (i.e. the transmission of satellite services for reception by a viewer with satellite reception equipment)

DTT	Digital terrestrial television

fiscal year or fiscal	Refers to the 12 months ended on the Sunday nearest to 30 June of the given year

FRS	UK Financial Reporting Standard

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Channel (including three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”), FilmFour (including the FilmFour multiplex channels, “FilmFour +1” and “FilmFour Weekly”), MUTV, Chelsea TV and Artsworld

Sky Basic Channels	Sky One, Sky One Mix, Sky News, Sky Travel, Sky Travel Extra, Sky Travel Shop, Sky Sports News, Sky Vegas Live, Flaunt, The Amp and Scuzz

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels (including bonus and enhanced channels to the Sky Premium Channels, including Sky Sports 3 and Sky Cinema)

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channels	Sky Movies 1 and 2, Sky Sports 1, Sky Sports 2 and Sky Sports Xtra

Sky World	The top tier of packages that includes all Sky Premium Channels

UITF	Urgent Issues Task Force

VAT	Value Added Tax